JAMES MONROE
BANCORP, INC.

[redacted]

BEST AVAILABLE COPY

2004 Annual Report



2004...Year of Success through Investment

To Our Shareholders

James Monroe Bank found increasing opportunity and growth in the Northern Virginia market despite intensified interest and presence by large banks. In fact, because our focus and philosophy provides what large banks only promise, we were able to grow significantly while at the same time aggressively invest in our future. We maintained a disciplined focus on our core competencies in small business, commercial real estate and professional segmentations. We strengthened our ability to provide caring, accessible, responsive, and responsible banking. And we improved our market position in one of the strongest economic regions in the country.

In 2004, we experienced record growth along with strong profitability. Compared with 2003, total assets grew 47% , net loan growth increased 48%, and deposits improved 58%. During this record growth, we also seized opportunities to better position James Monroe Bank for the future, investing in people, new markets, technology, and facilities. And even with our most aggressive investments to date, we realized a net profit increase of 14%.


JAMES MONROE
BANK

(L-R) John R. Maxwell, President and CEO
David W. Pijor, Chairman

"...we also seized opportunities...by investing in people, new markets, technology, and facilities."

Initial Capital
$7.4 million

Employees: 9

June 8, 1998



James Monroe Bank
opens in Arlington, VA

July 1, 1999

Formed
James Monroe Bancorp, Inc.

Annandale Branch Opens



December 23, 1999

December 1999

Assets: **$50 million**
Net Inc.: $125 thousand

Employees: 19

Investing in **People**

> **"The best executive is the one who has sense enough to pick good men to do what he wants done...It is the people that make the difference."**
>
> – Theodore Roosevelt

An essential element of our strategic architecture is retaining the best talent available. Our most significant investment in 2004 was in people. Adding to a core team unsurpassed by any community bank in the region, we hired additional officers and staff of exceptional caliber, nearly doubling total personnel above 2003 levels. Our newest officers joined with an average of over 20 years of banking experience. We retained staff with impressive qualifications and technical skills. With a high level of experience and community involvement, our officers and staff will position James Monroe Bank to meet your high expectations for the coming years. To ensure we successfully blend and focus our people, we have several organizational and training initiatives planned for 2005.

With the addition of nine lending and business development officers, we now have a team of 18 leaders focused on loan and deposit generation from small businesses, professionals, and families. To guarantee we maintain close community ties, we established Regional Executives to manage lending and business development efforts in our established regions. They are: Arlington/Annandale – Sonia Johnston, SVP & David Evinger, SVP; Central Fairfax – Diane Weaver, VP; Western Fairfax – Drew Brown, SVP; Loudoun County – Paul Bice, SVP; and Prince William County – Gary English, SVP. We also introduced Portfolio Managers in each region to work closely with officers and clients in processing new loans and servicing existing ones. This will reduce the administrative burden on lending and business development officers, giving them more time and opportunity to focus on their primary objective...growing assets.



We added personnel in support of Loan Administration and Operations, Branch Operations, Mortgage Services, Bookkeeping and Operations, all areas critical to our service quality and compliance initiatives. In support of our growing numbers of personnel, a Human Resource department was staffed. And we initiated the development of transformational and educational curricula to better support our people in their client service skills and technical knowledge.

To provide our clients with a more knowledgeable and dependable courier service, we created the James Monroe Bank Ambassador Service. Along with traditional courier duties, our four Ambassadors are bankers, capable of providing client service such as identifying how our products might better serve a client's changing needs.

James Monroe Bank ended 2004 with 84 people committed to our ideals of responsiveness, empowerment, responsibility, and fostering relationships for success. We're proud of them; we think you will be, too.

4th Quarter 2000

Equity Offering
$3.0 million raised

December 2000

Assets: **$89 million**
Net Inc.: $810 thousand

Employees: 17

April 16, 2001



Leesburg Branch Opens

Investing in **New Markets & Facilities**

The Northern Virginia region is one of the fastest growing and most competitive marketplaces in the country. In 2004, large national banks continued to build presence while regional banks maintained a steady stream of consolidation.



It is through this economic window we found ourselves looking for opportunities that meet our vision and core competencies. In 2004 we capitalized on strategic branch opportunities in Western Fairfax and Prince William counties by opening branches in the high growth areas of Chantilly and Manassas, Virginia. Impressively, both were opened within three months of each other.

Our Chantilly office opened July 19, 2004, with a full-service facility including drive-through banking, a drive-up ATM, and safe deposit boxes. Chantilly is our largest facility, highlighting our recognizable design features in grand scale. Serving Western Fairfax County and portions of southern Loudoun County, the Chantilly office provides reach into an area with over 3,500 small businesses and professionals, a growing Dulles Corridor, and some of the wealthiest per capita neighborhoods. Our lending and business development team of Drew Brown-SVP and Tom Davis-VP have extensive banking experience and community involvement within the region.



Serving Prince William County, our Manassas office opened September 27, 2004, *in a facility well known because it is the highest point on the most traveled road in the area. Our Manassas lending and business development team brings unrivaled experience. Gary English-SVP, Tim Lueking-VP, and Christine Rowe-VP head the Manassas office. They bring an average of over 29 years of local banking experience. The facility offers drive-through* banking, a walk-up ATM, and access to over 50 small businesses located in the same building. With unmatched talent and a presence in one of the fastest growing economies in the state, our Manassas office favorably positions James Monroe Bank in the Prince William market.

Investing in Facilities

Growth in 2004 was not limited to markets and branches. Our operations facility in Arlington was overwhelmed. With portable tables, shared workstations, and people sharing space, we decided to secure over 7,000 square feet of space in the same building as our Chantilly branch. This new facility opened in early July 2004, when we established an operations center and moved Mortgage Services from Annandale. The new facility affords more efficiencies and better communication between departments.

December 2001

Assets: **$127 million**
Net Inc.: $1.1 million

Employees: 27

February 15, 2002



Fairfax Branch Opens

Investing in **Technology**



The banking industry is facing unprecedented competitive pressure. Knowing our competition is a mere mouse-click away, new and innovative approaches are required to maintain market share. In 2004, James Monroe Bank invested in technology with a plan focused on two key areas: improved client experience and protected client information.

Improved Client Experience

Several enhancements were made to the branch platform system, improving our ability to cross-sell while at the same time reducing account-opening time. We also improved our telephone quality with the introduction of VOIP (Voice Over IP) for all internal calls. The new system reduced maintenance issues that have traditionally impacted client call experiences. It also had the added benefit of reducing per-call charges. Another improvement was in fulfillment times for check copies being requested by clients. Fulfillment times improved from up to two days to a matter of seconds because we enabled imaging research on all branch desktops. Lastly, improved funds availability and regulatory compliance was accomplished using expanded imaging of client account documents and signatures. This enhanced process improved our document retention for several regulatory requirements, including the Check 21 Act and the USA PATRIOT Act.

Protected Client Information

Network intrusion is a growing concern for all businesses using technology. We were pro-active in addressing this issue by deploying a managed firewall, greatly reducing the risk of an attack

June 30, 2002
Equity Offering
$4.7 million raised

July 1, 2002



Historic Leesburg
Branch Opens

July 25, 2002
3-for-2
Stock Split

August 27, 2002
Listed on NASDAQ
Small Cap
Symbol: JMBI

through hacking. We also implemented E-mail filtering, eliminating spam and malicious attachments which greatly reduced the chances of virus attacks on the network. Such attacks could jeopardize client data and create opportunity for potential identity theft. With our new systems, client information remains secure and confidential.

Total Integration

The importance of technology continued to increase in 2004, as it will in coming years. We laid a strong foundation, especially for the client experience. Through in-office transactions, clients come into contact with our account platform system, a highly customized showcase in the community bank industry. Our automated teller system minimizes client wait times...a competitive advantage over other banks. If telephone banking is the client's preference, James Monroe Bank offers a full service system that will even fax a statement copy on request. Our growing numbers of online devotees have a choice between a consumer oriented service, including bill pay, or a corporate state-of-the-art cash management system enabling an organization to initiate ACH transactions, order instant stop-payments, print daily statements at any location and even view images of paid checks. What further distinguishes James Monroe Bank is the fully integrated nature of our systems – designed to work flawlessly together in eliminating redundancy of transactions or data storage. The final result is consistent and efficient service for our clients and cost savings for our shareholders.



"What further distinguishes James Monroe Bank is the fully integrated nature of our systems..."

December 2002	May 16, 2003	November 2003	December 2003
Assets **$239 million** Net Inc.:$1.6 million Employees: 35	5-for-4 Stock Split	Equity Offering **$13 million** raised	Assets: **$306 million** Net Inc.:$2.6 million Employees: 48

Behind the scenes, our infrastructure supporting client services has not been overlooked. From account openings, loan requests, or account research, our significant and intelligent investment in technology has significantly improved client experiences. All vital bank reports are maintained in image form and are readily retrievable. Our imaging protocol permits quick retrieval of vital documents and generates a highly regarded Imaged Statement. Clients no longer need shoeboxes to store their canceled check. James Monroe Bank's branch system is managed via a Citrix network, eliminating the need for multiple in-branch servers. This greatly improves our exposure to downtime and significant maintenance costs. Furthermore, our network servers contain RAID 5 drives which are 'hot swappable'. If a network drive fails it can be replaced while the server remains online with no loss of data or network accessibility.

In 2004, James Monroe Bank demonstrated our continued commitment to easy, accessible banking for our clients. It is this level of concern for service quality that continues to drive our strategic investment in technology.

Investing in **Tomorrow**

2004 was an exciting and challenging year. We invested in high-caliber people, improved our market reach, connected the finest technology to clients, and improved operating efficiencies with new facilities. As we move forward, we'll continue doing business in the same ways. We'll expand through talent acquisition first before bricks and mortar. We'll strive to use state-of-the art technology. We'll outsource functions that can be done better at lesser expense. We'll seize opportunities that make financial and market sense in an expanding and ever-changing region.

At the center of our success is our philosophy...Building Community. Whether with loyal or prospective clients, shareholders, vendors or employees, we will continue to build community by fostering relationships for everyone's success. We will strive to do the unexpected to make life easier. We will actively support individuals in reaching their full potential. And we will be honest, forthright and beyond reproach in all we do. These core values will continue to differentiate James Monroe Bank from our competitors. It's something we believe in; it's something that makes a difference.

On behalf of the Board of Directors, Officers and staff of James Monroe Bancorp, Inc. thank you for placing your confidence in our vision.

David W. Pijor
Chairman

John R. Maxwell
President and CEO

June 1, 2004

3-for-2
Stock Split

July 19, 2004



Chantilly Branch &
Chantilly Operations Center Opens

September 27, 2004



Manassas Branch Opens

December 2004

Assets **$450 million**

Net Inc.: $3.0 million
Employees: 84

Historic Stock Price



$ 25.00
20.00
15.00
10.00
5.00
0
1998
1999
2000
2001
2002
2003
2004
CAGR*
June 1998 -
December 2004
Stock Price 32.5%

CAGR: Compounded Annual Growth Rate

Board of **Directors & Officers**

Board of Directors

David W. Pijor -Chairman
Dr. Terry L. Collins
Norman P. Horn
Dr. David C. Karlgaard
Richard I. Linhart
Richard C. Litman
John R. Maxwell
Dr. Alvin E. Nashman
Thomas L. Patterson
Jon Peterson*
Helen L. Newman Roche
Russell E. (Ted) Sherman

* *Director James Monroe Bank*

Officers

John R. Maxwell
President and CEO

Richard I. Linhart
Executive Vice President and COO

William J. Ridenour
Senior Vice President and
Senior Lending Officer

John J. Brough
Senior Vice President and CFO

Paul W. Bice
Senior Vice President/Regional Executive
(Loudoun)

B. Drew Brown
Senior Vice President/Regional Executive
(Western Fairfax)

Dennis M. East
Senior Vice President
Business Development (Loudoun)

Gary R. English
Senior Vice President/Regional Executive
(Prince William)

David M. Evinger
Senior Vice President/Regional Executive
(Arlington/Annandale)

Joseph C. Fouse
Senior Vice President - Operations

J. David Holden
Senior Vice President
Business Development (Central Fairfax)

Sonia Nga Johnston
Senior Vice President/Regional Executive
(Arlington/Annandale)

Robert M. Belch, Jr.
Vice President - Business Development
(Annandale)

Thomas F. Bradley
Vice President - Mortgage Division

Thomas S. Davis
Vice President - Business Development
(Western Fairfax)

Bryan D. Decker
Vice President - Marketing and
Service Quality

Eleanor E. Golden
Vice President - Loan Administration

Nancy Kelly
Vice President/Branch Administrator and
Security Officer

Timothy J. Lueking
Vice President - Business Development
(Prince William)

Kenneth Mitchell
Vice President - Internal Auditor

Catherine Morris
Vice President - Business Development
(Arlington)

Christine M. Rowe
Vice President - Business Development
(Prince William)

Randee J. Stenroos
Vice President - Operations

Diane E. Weaver
Vice President/Regional Executive
(Central Fairfax)

Kay C. Bond
Assistant Vice President (Western Fairfax)

Linda M. Grove
Assistant Vice President
Business Development (Arlington)

Kenneth Henry
Assistant Vice President
Loan Administration

Sharon Jackson
Assistant Vice President
Business Development (Central Fairfax)

Michael L. Otto
Assistant Vice President
Business Development (Loudoun)

Rosemarie B. Reinhardt
Assistant Vice President - Operations

Joanna Roll
Assistant Vice President
Loan Administration

Holly Hartzell
Human Resource Manager

Valerie Vesper
Assistant Vice President (Prince William)

Steven R. Wilson
Senior Underwriter (Arlington/Annandale)

Jaime Ykemiyashiro
Loan Officer
(Arlington)

Stock Transfer Agent
American Stock Transfer & Trust Co.
6201 15th Avenue
Brooklyn, NY 11219

Shareholder Customer Service
800-937-5449

Independent Accountants
Yount, Hyde & Barbour, P.C.
Winchester, VA

Additional Information please contact:

John R. Maxwell
President & CEO
jmaxwell@jamesmonroebank.com

Richard I. Linhart
Executive Vice President & COO
rlinhart@jamesmonroebank.com

Our **Purpose**

Building community.

Fostering relationships, making life easier by doing the unexpected, and empowering people is what makes us the independent bank of choice in the communities we serve.

We develop loyal customers who become our greatest allies. We offer competitive services in a manner reflective of our pride, competence and success. As a result, shareholder value is enhanced, independence is maintained, and our bankers reach their full potential.

Our **Values**

Building Community - We foster relationships to cultivate success.

Facilitating connection through teamwork is what we do best. As a result, we develop lasting relationships with local businesses, civic organizations, vendors, and our bankers. Building community is our highest calling.

Responsiveness - We do the unexpected to make life easier.

It's more than getting back to people. It's more than completing transactions. It's more than answering questions. It's proactively looking for real needs and working to resolve them.

Empowerment - We actively support individuals in reaching their full potential.

Trust, opportunity, and high expectations lead to achievement. Through achievement, individuals and organizations reap rewards of personal satisfaction and financial success.

Responsibility - We are honest, forthright, and beyond reproach.

Doing what's right creates an environment of fairness, stability and security. It fosters better ideas and opportunity for all. To this we are committed without compromise.

Financial Highlights

(Dollars in thousands except share data)	2004	2003	2002	2001	2000
	Year Ended December 31,				
BALANCE SHEET HIGHLIGHTS:					
Total assets	$ 450,770	$ 305,651	$ 238,793	$ 126,658	$ 89,230
Total loans	249,996	169,047	121,047	86,139	50,040
Total liabilities	413,869	271,760	219,598	114,691	78,497
Total stockholders' equity	36,901	33,891	19,195	11,967	10,733
RESULTS OF OPERATIONS:					
Net interest income	$ 12,629	$ 9,408	$ 6,482	$ 4,630	$ 3,236
Provision for loan losses	990	662	483	450	237
Other income	1,175	1,147	760	554	302
Noninterest expense	8,287	5,964	4,394	3,033	2,348
Net income	2,970	2,601	1,553	1,112	810
PER SHARE DATA:					
Earnings per share, basic	$ 0.67	$ 0.73	$ 0.50	$ 0.41	$ 0.37
Earnings per share, diluted	$ 0.64	$ 0.68	$ 0.48	$ 0.39	$ 0.36
Weighted average shares outstanding--basic	4,435,905	3,589,931	3,082,266	2,700,279	2,191,658
Weighted average shares outstanding--diluted	4,675,171	3,829,901	3,240,809	2,799,620	2,262,358
Book value (at period-end)	$ 8.30	$ 7.68	$ 5.56	$ 4.43	$ 3.98
Shares outstanding	4,445,224	4,415,703	3,451,269	2,701,314	2,696,532
PERFORMANCE RATIOS:					
Return on average assets	0.83%	0.97%	0.88%	1.02%	1.19%
Return on average equity	8.35%	11.94%	10.15%	9.65%	10.75%
Net interest margin	3.72%	3.73%	3.90%	4.56%	5.09%
Efficiency Ratio	60.03%	56.50%	60.67%	58.51%	66.40%

Total Assets, Deposits & Loan Growth



$ 500,000
$ 400,000
$ 300,000
$ 200,000
$ 100,000
$
(Dollars in Thousands)
2000
2001
2002
2003
2004
Total Loans
Total Deposits
Total Assets
CAGR*
Loans: 49.5%
CAGR*
Deposits: 50.8%

Note: Asset Deposit and Loan figures are for fiscal year end
**CAGR Compounded Annual Growth Rate*

Net Income Growth



$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$
(Dollars in Thousands)
2000
2001
2002
2003
2004
Net Income
CAGR*
Net Income: 38.4%

Consolidated Balance Sheets

December 31, 2004 and 2003

(Dollars in thousands, except share data)

	December 31,	
Assets	**2004**	**2003**
Cash and due from banks	$ 9,286	$ 11,908
Interest bearing deposits in banks	2,442	-
Federal funds sold	35,754	-
Securities available for sale, at fair value	146,795	122,328
Loans held for sale	2,987	561
Loans, net of allowance for loan losses of $2,790 in 2004 and $1,955 in 2003	247,206	167,092
Bank premises and equipment, net	2,438	1,388
Accrued interest receivable	1,977	1,336
Other assets	1,885	1,317
Total Assets	$ 450,770	$ 305,930
Liabilities and Stockholders' Equity		
Deposits:		
Noninterest bearing deposits	$ 91,857	$ 65,598
Interest bearing deposits	312,197	189,518
Total deposits	404,054	255,116
Federal funds purchased	-	6,886
Trust preferred capital notes	9,279	9,279
Accrued interest payable and other liabilities	536	758
Total liabilities	413,869	272,039
Stockholders' Equity		
Common stock, $1 par value; authorized 10,000,000 shares; issued and outstanding 4,445,224 in 2004, 2,943,802 in 2003	4,445	2,944
Capital surplus	24,325	25,425
Retained earnings	8,458	5,491
Accumulated other comprehensive income (loss)	(327)	31
Total stockholders' equity	36,901	33,891
Total Liabilities and Stockholders' Equity	$ 450,770	$ 305,930

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

For the Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands, except share data)

	Years Ended December 31,		
	2004	2003	2002
Interest and dividend income:			
Loans, including fees	$ 12,886	$ 9,658	$ 7,757
Loans held for sale	49	60	–
Securities, taxable	4,196	3,118	2,062
Federal funds sold	324	189	260
Other interest income	7	1	12
Total interest and dividend income	17,462	13,026	10,091
Interest expense:			
Deposits	4,345	3,293	3,391
Federal funds purchased	36	2	–
Borrowed funds	452	323	218
Total interest expense	4,833	3,618	3,609
Net interest income	12,629	9,408	6,482
Provision for loan losses	990	662	483
Net interest income after provision for loan losses	11,639	8,746	5,999
Noninterest income:			
Service charges and fees	340	290	263
Gain on sale of securities	59	299	244
Gain on sale of loans	423	255	–
Other	353	303	253
Total noninterest income	1,175	1,147	760
Noninterest expenses:			
Salaries and wages	3,964	2,678	1,907
Employee benefits	725	562	313
Occupancy expenses	871	611	541
Equipment expenses	497	430	308
Other operating expenses	2,230	1,683	1,325
Total noninterest expenses	8,287	5,964	4,394
Income before income taxes	4,527	3,929	2,365
Provision for income taxes	1,557	1,328	812
Net income	$ 2,970	$ 2,601	$ 1,553
Earnings per share, basic	$ 0.67	$ 0.73	$ 0.50
Earnings per share, diluted	$ 0.64	$ 0.68	$ 0.48

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands)

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Total Stockholders' Equity
Balance, December 31, 2001	$ 960	$ 9,522	$ 1,341	$ 144		$ 11,967
Comprehensive income:						
Net income			1,553		$ 1,553	1,553
Net change in unrealized gain on available for sale securities, net of deferred taxes of $579					1,123	
Less: reclassification adjustment, net of income taxes of $83					(161)	
Other comprehensive income, net of tax				962	962	962
Total comprehensive income					$ 2,515	
Issuance of common stock	261	4,385				4,646
Effect of stock split	613	(613)				–
Exercise of stock options	7	60				67
Balance, December 31, 2002	1,841	13,354	2,894	1,106		19,195
Comprehensive income:						
Net income			2,601		$ 2,601	2,601
Net change in unrealized gain on available for sale securities, net of deferred taxes of $452					(878)	
Less: reclassification adjustment, net of income taxes of $102					(197)	
Other comprehensive (loss), net of tax				(1,075)	(1,075)	(1,075)
Total comprehensive income					$ 1,526	
Issuance of common stock	603	12,201				12,804
Effect of stock split	460	(460)				–
Exercise of stock options	40	330				370
Cash paid in lieu of fractional shares			(4)			(4)
Balance, December 31, 2003	2,944	25,425	5,491	31		33,891
Comprehensive income:						
Net income			2,970		$ 2,970	2,970
Net change in unrealized gain (loss) on available for sale securities, net of deferred taxes of $164					(319)	
Less: reclassification adjustment, net of income taxes of $20					(39)	
Other comprehensive (loss), net of tax				(358)	(358)	(358)
Total comprehensive income					$ 2,612	
Issuance of common stock	6	121				127
Effect of stock split	1,478	(1,478)				–
Exercise of stock options	17	257				274
Cash paid in lieu of fractional shares			(3)			(3)
Balance, December 31, 2004	$ 4,445	$ 24,325	$ 8,458	$ (327)		$ 36,901

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands)

	Years Ended December 31,		
	2004	2003	2002
Cash Flows from Operating Activities			
Net income	$ 2,970	$ 2,601	$ 1,553
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	436	323	257
Provision for loan losses	990	662	483
Amortization of bond premium	318	439	212
Accretion of bond discount	(140)	(69)	(67)
Realized (gain) on sales of securities available for sale	(59)	(299)	(244)
Realized (gain) on sales of loans held-for-sale	(423)	(255)	–
Originiation of loans held-for-sale	(23,627)	(17,222)	–
Proceeds from sales of loans held-for-sale	21,624	16,916	–
Deferred income tax (benefit)	(291)	(220)	(109)
(Increase) in accrued interest receivable	(641)	(420)	(285)
(Increase) decrease in other assets	(92)	28	(196)
Increase (decrease) in accrued interest payable and other liabilities	(222)	30	119
Net cash provided by operating activities	843	2,514	1,723
Cash Flows from Investing Activities			
Purchases of securities available for sale	(103,961)	(144,197)	(85,969)
Proceeds from calls and maturities of securities available for sale	37,655	23,835	27,223
Proceeds from sales of securities available for sale	41,174	72,397	6,359
Purchases of premises and equipment	(1,486)	(378)	(583)
(Increase) decrease in interest bearing cash balances	(2,442)	655	1,380
(Increase) decrease in Federal funds sold	(35,754)	28,826	(19,357)
Net (increase) in loans	(81,104)	(48,097)	(35,031)
Net cash (used in) investing activities	(145,915)	(66,959)	(105,978)
Cash Flows from Financing Activities			
Net increase in demand deposits, savings deposits and money market accounts	124,319	31,054	90,879
Net increase in time deposits	24,619	10,192	8,732
Net increase (decrease) in Federal funds purchased	(6,886)	6,886	–
Proceeds from issuance of common stock	401	13,174	4,713
Proceeds from issuance of trust preferred capital notes	–	4,000	5,000
Cash paid in lieu of fractional shares	(3)	(4)	–
Net cash provided by financing activities	142,450	65,302	109,324
Increase (decrease) in cash and due from banks	(2,622)	857	5,069
Cash and Due from Banks			
Beginning	11,908	11,051	5,982
Ending	$ 9,286	$ 11,908	$ 11,051
Supplemental Disclosures of Cash Flow Information			
Interest paid on deposits and borrowed funds	$ 4,731	$ 3,709	$ 3,640
Income taxes paid	$ 2,143	$ 1,272	$ 859
Supplemental Schedule of Noncash Investing Activities, unrealized gain (loss) on securities available for sale	$ (542)	$ (1,629)	$ 1,458

The accompanying notes are an integral part of these consolidated financial statements.

Note 1.
Nature of Banking Activities and Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of James Monroe Bancorp, Inc. (the "Company") and its wholly owned subsidiaries, James Monroe Bank (the "Bank"), James Monroe Statutory Trust I ("Trust I") and James Monroe Statutory Trust II ("Trust II"). In consolidation, significant inter-company accounts and transactions have been eliminated. FASB Interpretation No. 46(R) requires that the Company no longer consolidate James Monroe Statutory Trust I and II. The subordinated debt of the trusts is reflected as a liability of the Company and the common securities of the trusts as another asset.

Business

The Company, through its banking subsidiary, offers various loan, deposit and other financial service products to its customers, principally located throughout Northern Virginia. Additionally, the Company maintains correspondent banking relationships and transacts daily federal funds transactions on an unsecured basis, with regional correspondent banks.

The accounting and reporting policies and practices of the Company conform with U.S. generally accepted accounting principals. The following is a summary of the most significant of such policies and procedures.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and due from banks include cash on hand and amounts due from banks, including cash items in process of clearing.

Interest Bearing Deposits in Banks

Interest bearing deposits in banks mature within one month and are carried at cost.

Securities Available for Sale

Securities classified as available for sale are equity securities with readily determinable fair values and those debt securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. These securities are carried at fair value, with any unrealized gains or losses reported as a separate component of other comprehensive income net of the related deferred tax effect. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans

The Company, through its banking subsidiary, grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by commercial real estate loans throughout Northern Virginia. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. The Company generally does not retain the mortgage servicing.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either special mention, substandard or doubtful. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Bank Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization that is computed using the straight-line method over the following estimated useful lives:

	Years
Leasehold improvements	10
Furniture and equipment	3-10

Costs incurred for maintenance and repairs are expensed currently.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented should not be considered an indication of the fair value of the Company taken as a whole.

Rate Lock Commitments

The Company enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are to be recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates. Prior to July 1, 2002 such commitments were recorded to the extent of fees received. Fees received were subsequently included in the net gain or loss on sale of loans. Any differences between recorded and calculated amounts were not material.

Stock Compensation Plans

At December 31, 2004, the Company has three stock-based compensation plans which are described more fully in Note 8. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Years Ended December 31,		
	2004	2003	2002
(Dollars in thousands, except per share data)			
Net income, as reported	$ 2,970	$ 2,601	$ 1,553
Additional expense had the company adopted SFAS No. 123	(667)	(299)	(75)
Pro forma net income	$ 2,303	$ 2,302	$ 1,478
Earnings per share:			
Basic- as reported	$ 0.67	$ 0.73	$ 0.50
Basic- pro forma	0.52	0.64	0.48
Diluted- as reported	0.64	0.68	0.48
Diluted- pro forma	0.49	0.60	0.45

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003	2002
Dividend yield	0.00%	0.00%	0.00%
Expected life	7.7 years	8.3 years	10 years
Expected volatility	37.23%	32.07%	0.50%
Risk-free interest rate	3.80%	4.07%	5.05%

Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

Earnings per common share have been computed based on the information in the following table. Shares have been restated to reflect the stock splits as discussed in Note 18. Options totaling 5,000 and 4,313 for the years ended December 31, 2004 and 2003, respectively were excluded from the computation of diluted earnings per share as their effect would have been anti-dilutive. No options were excluded from the computation of diluted earnings per share for the year ended December 31, 2002. For the years presented, there was no adjustment to income from potential common shares.

	Years Ended December 31,		
	2004	2003	2002
(Dollars in thousands, except share and per share data)			
Net Income	$ 2,970	$ 2,601	$ 1,553
Weighted average shares outstanding--basic	4,435,905	3,589,931	3,082,266
Common share equivalents for stock options	239,266	239,970	158,543
Weighted average shares outstanding--diluted	4,675,171	3,829,901	3,240,809
Earnings per share-basic	$ 0.67	$ 0.73	$ 0.50
Earnings per share-diluted	$ 0.64	$ 0.68	$ 0.48

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, *"Consolidation of Variable Interest Entities"* ("FIN 46"). This Interpretation provides guidance with respect to the identification of variable interest entities when the assets, liabilities, non-controlling interests, and results of operations of a variable interest entity need to be included in a Company's consolidated financial statements. An entity is deemed a variable interest entity, subject to the interpretation, if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or in cases in which the equity investors lack one or more of the essential characteristics of a controlling financial interest, which include the ability to make decisions about the entity's activities through voting rights, the obligations to absorb the expected losses of the entity if they occur, or the right to receive the expected residual returns of the entity if they occur. Due to significant implementation issues, the FASB modified the wording of FIN 46 and issued FIN 46R in December of 2003. FIN 46R deferred the effective date for the provisions of FIN 46 to entities other than Special Purpose Entities ("SPEs") until financial statements issued for periods ending after March 15, 2004. SPEs were subject to the provisions of either FIN 46 or FIN 46R as of December 15, 2003. Management has evaluated the Company's investments in variable interest entities and potential variable interest entities or transactions, particularly in trust preferred securities structures because these entities or transactions constitute the Company's primary FIN 46 and FIN 46R exposure. The adoption of FIN 46 and FIN 46R did not have a material effect on the Company's consolidated financial position or consolidated results of operations.

On March 9, 2004, the SEC Staff issued Staff Accounting Bulletin No. 105, *"Application of Accounting Principles to Loan Commitments"* ("SAB 105"). SAB 105 clarifies existing accounting practices relating to the valuation of issued loan commitments, including interest rate lock commitments ("IRLC"), subject to SFAS No. 149 and Derivative Implementation Group Issue C13, *"Scope Exceptions: When a Loan Commitment is included in the Scope of Statement 133."* Furthermore, SAB 105 disallows the inclusion of the values of a servicing component and other internally developed intangible assets in the initial and subsequent IRLC valuation. The provisions of SAB 105 were effective for loan commitments entered into after March 31, 2004. The Company has adopted the provisions of SAB 105. Since the provisions of SAB 105 affect only the timing of the recognition of mortgage banking income, management does not anticipate that this guidance will have a material adverse effect on either the Company's consolidated financial position or consolidated results of operations.

Emerging Issues Task Force Issue No. (EITF) 03-1, "*The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*," was issued and is effective March 31, 2004. The EITF 03-1 provides guidance for determining the meaning of "other than temporarily impaired" and its application to certain debt and equity securities within the scope of Statement of Financial Accounting Standards No. 115 "*Accounting for Certain Investments in Debt and Equity Securities*" ("SFAS No. 115") and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Company can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. This issue also requires disclosures assessing the ability and intent to hold investments in instances in which an investor determines that an investment with a fair value less than cost is not other-than-temporarily impaired. On September 30, 2004, the Financial Accounting Standards Board decided to delay the effective date for the measurement and recognition guidance contained in Issue 03-1. This delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The disclosure guidance in Issue 03-1 was not delayed.

EITF No. 03-16, "*Accounting for Investments in Limited Liability Companies* was ratified by the Board and is effective for reporting periods beginning after June 15, 2004." APB Opinion No. 18, "*The Equity Method of Accounting Investments in Common Stock*," prescribes the accounting for investments in common stock of corporations that are not consolidated. AICPA Accounting Interpretation 2, "*Investments in Partnerships Ventures*," of Opinion 18, indicates that "many of the provisions of the Opinion would be appropriate in accounting" for partnerships. In *EITF Abstracts*, Topic No. D-46, "*Accounting for Limited Partnership Investments*," the SEC staff clarified its view that investments of more than 3 to 5 percent are considered to be more than minor and, therefore, should be accounted for using the equity method. Limited liability companies (LLCs) have characteristics of both corporations and partnerships, but are dissimilar from both in certain respects. Due to those similarities and differences, diversity in practice exists with respect to accounting for non-controlling investments in LLCs. The consensus reached was that an LLC should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether a non-controlling investment should be accounted for using the cost method or the equity method of accounting. The Company had no such investments as of December 31, 2004.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "*Share-Based Payment.*" This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). The entity will initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This Statement is effective for public entities that do not file as small business issuers—as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Under the transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for either recognition or pro forma disclosures. For periods before the required effective date, entities may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123.

Note 2. Securities Available for Sale

The amortized cost and estimated fair value of securities available for sale, with gross unrealized gains and losses, follows:

(Dollars in thousands)	December 31, 2004 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Government and federal agency	$ 121,594	$ 229	$ (686)	$ 121,137
Mortgage backed	22,208	172	(208)	22,172
Corporate notes	2,151	26	(29)	2,148
Restricted stock	1,338	–	–	1,338
	$ 147,291	$ 427	$ (923)	$ 146,795

(Dollars in thousands)	December 31, 2003 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Government and federal agency	$ 95,196	$ 322	$ (589)	$ 94,929
Mortgage backed	19,883	206	(162)	19,927
Corporate notes	6,301	279	(9)	6,571
Restricted stock	901	–	–	901
	$ 122,281	$ 807	$ (760)	$ 122,328

Information pertaining to securities with gross unrealized losses at December 31, 2004 and December 31, 2003, aggregated by investment category and length of time that the individual securities have been in a continuous loss position, follows:

	December 31, 2004			
	Less Than 12 Months		12 Months or More	
(Dollars in thousands)	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)
U.S. Government and federal agency	$ 53,745	$ (336)	$ 11,192	$ (350)
Mortgage backed	7,505	(109)	3,556	(99)
Corporate notes	1,020	(29)	–	–
	$ 62,270	$ (474)	$ 14,748	$ (449)

	December 31, 2003			
	Less Than 12 Months		12 Months or More	
(Dollars in thousands)	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)
U.S. Government and federal agency	$ 51,316	$ (589)	$ –	$ –
Mortgage backed	10,046	(162)	–	–
Corporate notes	1,051	(9)	–	–
	$ 62,413	$ (760)	$ –	$ –

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The bonds in an unrealized loss position at December 31, 2004 were temporarily impaired due to the current interest rate environment and not increased credit risk. All securities owned by the Company are payable at par at maturity. Of the temporarily impaired securities, 17 are U.S. Government agency issued bonds (Government National Mortgage Association and the Federal Home Loan Bank) rated AAA by Standard and Poor's, 25 are government sponsored enterprise issued bonds (Federal National Mortgage Association and Federal Home Loan Mortgage Corporation) rated AAA by Standard and Poor's, and one is a corporate bond rated BBB by Standard and Poor's. As management has the ability to hold debt securities until maturity, or for the foreseeable future, no declines are deemed to be other than temporary.

The amortized cost and fair value of securities by contractual maturity at December 31, 2004 follows:

(Dollars in thousands)	**Amortized Cost**	**Fair Value**
Due within one year	$ 80,041	$ 79,829
Due after one year but within five years	43,241	43,011
Due after five years but within ten	3,634	3,639
Due after ten years	19,037	18,978
	145,953	145,457
Restricted stock	1,338	1,338
Total available for sale securities	$ 147,291	$ 146,795

Securities carried at $43,510,000 and $37,482,000 at December 31, 2004 and 2003, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

For the years ended December 31, 2004, 2003 and 2002, proceeds from sales of securities available for sale amounted to $41,174,000, $72,397,000 and $6,359,000, respectively. Gross realized gains amounted to $59,000, $299,000 and $244,000, respectively. The tax provision applicable to these realized gains amounted to $20,000, $102,000, and $83,000 respectively.

Note 3. Loans and Allowance for Loan Losses

Major classifications of loans are as follows:

(Dollars in thousands)	December 31, 2004	December 31, 2003
Construction loans	$ 35,166	$ 18,130
Commercial loans	32,782	24,885
Commercial real estate loans	167,696	113,316
Real estate-1-4 family residential	1,559	3,801
Home equity loans	5,400	3,193
Consumer loans	7,290	5,691
Deposit overdrafts	103	31
	249,996	169,047
Less allowance for loan losses	(2,790)	(1,955)
Net loans	$ 247,206	$167,092

Changes in the allowance for loan losses are as follows:

(Dollars in thousands)	Years ended December 31, 2004	2003	2002
Beginning balance	$ 1,955	$ 1,390	$ 1,030
Loan charge-offs:			
Commercial	(135)	(71)	(23)
Consumer	(21)	(41)	(103)
Total charge-offs	(156)	(112)	(126)
Recoveries of loans previously charged-off:			
Commercial	–	15	–
Consumer	1	–	3
Total recoveries	1	15	3
Net charge-offs	(155)	(97)	(123)
Provision for loan losses	990	662	483
Ending balance	$ 2,790	$ 1,955	$ 1,390

The following is a summary of information pertaining to impaired loans:

(Dollars in thousands)	December 31, 2004	December 31, 2003
Impaired loans with a valuation allowance	$ 349	$ 324
Impaired loans without a valuation allowance	–	–
Total impaired loans	$ 349	$ 324
Valuation allowance related to impaired loans	$ 349	$ 184

(Dollars in thousands)	Years Ended December 31, 2004	2003	2002
Average investments in impaired loans	$ 359	$ 282	$ 243
Interest income recognized on impaired loans	$ –	$ 21	$ –
Interest income recognized on a cash basis on impaired loans	$ –	$ 21	$ –

No additional funds are committed to be advanced in connection with impaired loans.

All nonaccrual loans were included in the impaired loan disclosure under SFAS No. 114 as of December 31, 2004. Nonaccrual loans excluded from impaired loan disclosure under SFAS No. 114 amounted to $186,000 and $56,000 at December 31, 2003 and 2002 respectively. If interest on these loans had been accrued, such income would have approximated $12,000 for 2003 and $10,000 for 2002.

There were no loans 90 days past due and still accruing interest at December 31, 2004 or 2002. Loans totaling $34,000 were 90 days past due and still accruing interest at December 31, 2003.

Note 4. Bank Premises and Equipment

Bank premises and equipment consist of the following:

(Dollars in thousands)	December 31, 2004	December 31, 2003
Leasehold improvements	$ 1,243	$ 749
Furniture and equipment	1,370	763
Computers	813	455
Software	399	278
Premises and equipment in process	22	118
	3,847	2,363
Less accumulated depreciation	1,409	975
	$ 2,438	$ 1,388

Depreciation and amortization charged to operations totaled $436,000, $323,000 and $257,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 5. Deposits

Interest bearing deposits consist of the following:

(Dollars in thousands)	December 31, 2004	December 31, 2003
NOW accounts	$ 14,389	$ 12,068
Savings accounts	4,361	2,846
Money market accounts	220,315	126,091
Certificates of deposit under $100,000	12,210	13,115
Certificates of deposit $100,000 and over	59,310	33,694
Individual retirement accounts	1,612	1,704
	$ 312,197	$ 189,518

At December 31, 2004, the scheduled maturities of time deposits are as follows:

(Dollars in thousands)	
2005	$ 62,088
2006	2,608
2007	5,675
2008	358
2009	2,403
	$ 73,132

Note 6. Income Taxes

Significant components of the Company's net deferred tax assets consist of the following:

(Dollars in thousands)	December 31, 2004	2003
Deferred tax assets:		
Provision for loan losses	$ 901	$ 630
Unrealized loss on securities available for sale	169	–
Nonaccrual interest	21	–
Amortization of organization and start-up costs	–	2
	1,091	632
Deferred tax liabilities:		
Depreciation	(18)	(19)
Unrealized gain on securities available for sale	–	(16)
	(18)	(35)
Deferred tax asset, net	$ 1,073	$ 597

Allocation of federal income taxes between current and deferred portions for the years ended December 31, 2004, 2003 and 2002 is as follows:

(Dollars in thousands)	Years Ended December 31, 2004	2003	2002
Current tax provision	$ 1,848	$ 1,548	$ 921
Deferred tax (benefit)	(291)	(220)	(109)
	$ 1,557	$ 1,328	$ 812

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2004, 2003 and 2002, due to the following:

(Dollars in thousands)	Years Ended December 31, 2004	2003	2002
Computed "expected" tax expense	$ 1,539	$ 1,336	$ 804
Increase (decrease) in income taxes resulting from:			
Nondeductible expenses	11	9	8
Other	7	(17)	–
	$ 1,557	$ 1,328	$ 812

Note 7. Lease Commitments and Total Rental Expense

The Company leases its facilities under operating leases expiring at various dates through 2011. The leases provide that the Company pay as additional rent, its proportionate share of real estate taxes, insurance, and other operating expenses. The leases contain a provision for annual increases of 3%. Total rental expense for the years ended December 31, 2004, 2003 and 2002 was $662,000, $450,000 and $398,000, respectively.

The minimum lease commitments for the next five years and thereafter are:

(Dollars in thousands)		
2005	$	890
2006		853
2007		844
2008		545
2009		563
Thereafter		2,450
	$	6,145

Note 8. Stock Option Plans

The Company's 1998 Stock Option Plan (1998 Plan) for key employees is accounted for in accordance with Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related interpretations. The 1998 Plan provides that 258,412 shares of the Company's common stock will be reserved for both incentive stock options and non-qualified stock options to purchase common stock of the Company. The exercise price per share for incentive stock options and non-qualified stock options shall not be less than the fair market value of a share of common stock on the date of grant, and may be exercised in increments, commencing after the date of grant. One-third of the options granted become vested and exercisable in each of the three years following the grant date. Each incentive and non-qualified stock option granted under this plan shall expire not more than ten years from the date the option is granted.

In 1999, the Company adopted a stock option plan in which options for 188,100 shares of common stock were reserved for issuance to directors of the Company. The Company applies APB Opinion 25 and related interpretations in accounting for the stock option plan. Accordingly, no compensation has been recognized for grants under this plan. The stock option plan requires that options be granted at an exercise price equal to at least 100% of the fair market value of the common stock on the date of grant. All options granted under this plan have vested and expire not more than ten years from the date the options were granted.

In 2003, the Company adopted the 2003 Executive Compensation plan that reserves 375,000 shares of the Company's common stock for both incentive and non-qualified stock options, restricted stock, and stock appreciation rights, for issuance to employees and directors. The Company applies APB Opinion 25 and related interpretations in accounting for the plan. Accordingly, no compensation has been recognized for grants under this plan. The stock option plan required that options be granted at an exercise price equal to at least 100% of the fair market value of the common stock on the date of grant. Options granted under this plan become vested and exercisable within three to five years following the grant date with the exception of options granted to directors which vest immediately. Options granted under this plan shall expire not more than ten years from the date the option is granted.

A summary of the status of the Company's employee stock options is presented in the table below. Information has been restated to reflect the stock splits as discussed in Note 18

	2004		2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	200,187	$ 7.57	202,866	$ 4.15	171,225	$ 3.72
Granted	114,000	18.53	61,350	15.65	31,641	6.45
Exercised	(7,412)	9.56	(60,468)	4.27	–	–
Forfeited	(6,952)	15.85	(3,562)	7.79	–	–
Outstanding at end of year	299,823	11.46	200,187	7.57	202,866	4.15
Options excercisable at year end	210,597	$ 8.72	149,709	$ 5.47	175,907	$ 3.83
Weighted average fair value of options granted during the year	$ 9.72		$ 6.70		$ 2.53	

A summary of the status of the Company's director stock options is presented in the table below. Information has been restated to reflect the stock splits as discussed in Note 18.

	2004		2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	191,249	$ 5.79	161,258	$ 4.03	151,313	$ 3.55
Granted	57,000	18.61	29,991	15.24	27,219	6.58
Exercised	(15,359)	10.48	–	–	(17,274)	3.92
Outstanding at end of year	232,890	8.62	191,249	5.79	161,258	4.03
Options excercisable at year end	232,890	$ 8.62	191,249	$ 5.79	161,258	$ 4.03
Weighted average fair value of options granted during the year	$ 7.13		$ 7.76		$ 2.61	

Information pertaining to options outstanding for all plans at December 31, 2004 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 3.56 - 5.00	247,866	4.15 years	$ 3.56	247,866	$ 3.56
$ 5.01 - 9.50	39,476	7.02	6.29	39,476	6.29
$ 9.51 - 13.00	–	–	–	–	–
$ 13.01 - 18.76	245,370	9.04	17.58	156,145	17.38
	532,712	6.62 years	$ 10.22	443,487	$ 8.67

Note 9. 401(k) Plan

Effective January 1, 1999, the Company adopted a Section 401(k) plan covering employees meeting certain eligibility requirements as to minimum age and years of service. Employees may make voluntary contributions to the 401(k) plan through payroll deductions on a pre-tax basis. The Company may make discretionary contributions to the 401(k) plan based on its earnings. The plan has a KSOP component whereby employees may elect to allocate a portion of funds to an Employee Stock Ownership Plan. The employer's contributions are subject to a vesting schedule requiring the completion of five years of service before these benefits become vested. A participant's 401(k) plan account, together with investment earnings thereon, is distributable following retirement, death, disability or other termination of employment under various payout options. For the years ended December 31, 2004, 2003 and 2002, expense attributable to the plan amounted to $80,000, $43,000 and $29,000 respectively.

Note 10. Minimum Regulatory Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004 and 2003, that the Company and the Bank exceeded all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Company's and the Bank's actual capital amounts and ratios as of December 31, 2004 and 2003 are also presented in the table.

(Dollars in thousands)	Actual		Minimum Capital Requirement		Minimum to be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 49,019	17.1%	$ 22,906	8.0%	N/A	N/A
Bank	$ 34,782	12.3%	$ 22,659	8.0%	$ 28,324	10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$ 46,229	16.1%	$ 11,485	4.0%	N/A	N/A
Bank	$ 31,992	11.3%	$ 11,335	4.0%	$ 17,002	6.0%
Tier 1 Capital (to Average Assets):						
Consolidated	$ 46,229	10.7%	$ 17,234	4.0%	N/A	N/A
Bank	$ 31,992	7.7%	$ 16,641	4.0%	$ 20,801	5.0%
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 44,818	22.9%	$ 15,660	8.0%	N/A	N/A
Bank	$ 24,995	13.1%	$ 15,316	8.0%	$ 19,145	10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$ 42,863	21.9%	$ 7,830	4.0%	N/A	N/A
Bank	$ 23,040	12.0%	$ 7,658	4.0%	$ 11,487	6.0%
Tier 1 Capital (to Average Assets):						
Consolidated	$ 42,863	14.3%	$ 12,003	4.0%	N/A	N/A
Bank	$ 23,040	8.0%	$ 11,461	4.0%	$ 14,326	5.0%

Restriction on Dividends

Prior approval of the Bank's regulatory agencies is required to pay dividends which exceed the Bank's net profits for the current year, plus its retained net profits for the preceding two years. At December 31, 2004, the Bank could pay $7,218,000 in dividends without prior regulatory approval. The Bank did not pay any cash dividends during the years ended December 31, 2004, 2003 or 2002.

Note 11. Off-Balance Sheet Activities

Credit-Related Financial Instruments. The Company is a party to credit related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance sheet instruments. At December 31, 2004 and 2003, the following financial instruments were outstanding whose contract amounts represent credit risk:

(Dollars in thousands)	2004	2003
Commitments to extend credit	$ 52,461	$ 25,863
Standby letters of credit	$ 2,591	$ 1,371

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitments amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Commercial and standby letters-of-credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters-of-credit are primarily issued to support public and private borrowing arrangements. Essentially all letters-of-credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting those commitments if deemed necessary.

The Company maintains a portion of its cash balances with several financial institutions. Accounts at each institution are secured by the Federal Deposit Insurance Corporation up to $100,000. Unsecured balances were approximately $691,000 at December 31, 2004.

Note 12. Transactions with Directors and Officers

The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors and principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties). In the opinion of management, such loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. They do not involve more than normal credit risk or present other unfavorable features.

Aggregate loan balances with related parties totaled $4,030,000 and $4,319,000 at December 31, 2004 and 2003, respectively. During the year ended December 31, 2004, total principal additions were $300,000 and total principal payments were $589,000.

Note 13. Fair Value of Financial Instruments and Interest Rate Risk

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents - For these instruments, the carrying amount is a reasonable estimate of fair value.

Interest Bearing Deposits in Banks - The carrying amounts of interest bearing deposits maturing within ninety days approximate their fair value.

Available for Sale Securities - Fair values for securities, excluding restricted stock, are based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The carrying value of restricted stock approximates fair value based on the redemption provisions of the respective entity.

Loans Receivable - Fair value for performing loans is calculated by discounting estimated cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair value for non-performing loans is based on the lesser of estimated cash flows which are discounted using a rate commensurate with the risk associated with the estimated cash flows, or values of underlying collateral.

Mortgage Loans Held for Sale - Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Deposit Liabilities - The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Long-Term Borrowings - The fair values of the Company's long-term borrowings are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest - The carrying amounts of accrued interest approximate fair value.

Off Balance Sheet Instruments - Fair values for off-balance sheet credit-related instruments are based on fees currently charged to enter similar arrangements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2004 and 2003, the fair values of loan commitments and standby letters of credit were deemed immaterial.

The estimated fair values of the Company's financial instruments at December 31, 2004 and 2003 are as follows:

	December 31, 2004		December 31, 2003	
(Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$ 9,286	$ 9,286	$ 11,908	$ 11,908
Interest bearing deposits in banks	2,442	2,442	–	–
Federal funds sold	35,754	35,754	–	–
Securities available for sale	146,795	146,795	122,328	122,328
Loans held for sale	2,987	2,987	561	561
Loans, net	247,206	238,439	167,092	164,701
Accrued interest	1,977	1,977	1,336	1,336
Financial liabilities:				
Deposits	$ 404,054	$ 403,399	$ 255,116	$ 255,439
Federal funds purchased	–	–	6,886	6,886
Long-term borrowings	9,279	9,256	9,279	9,261
Accrued interest	217	217	115	115

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

Note 14. Commitments and Contingent Liabilities

The Bank has unsecured lines of credit with correspondent banks totaling $26,500,000 available for overnight borrowing. There were no amounts drawn on these lines at December 31, 2004. The Company had outstanding balances on these lines of $6,886,000 at December 31, 2003.

As a member of the Federal Reserve System, the Bank is required to maintain certain average reserve balances. For the final reporting period in the year ended December 31, 2004, the aggregate amount of daily average balances was approximately $7,269,000.

Note 15. Other Noninterest Income and Expenses

The principal components of other noninterest income in the consolidated statements of income are:

(Dollars in thousands)	2004	2003	2002
Cash management fee income	$ 100	$ 113	$ 130
Other fee income	253	190	123
	$ 353	$ 303	$ 253

The principal components of other operating expenses in the consolidated statements of income are:

(Dollars in thousands)	2004	2003	2002
Data processing costs	$ 498	$ 373	$ 360
Advertising and public relations	229	102	123
Professional fees	359	197	168
Courier and express services	122	134	105
Meals and entertainment	66	55	44
Supplies	73	70	75
Postage	58	52	43
State franchise tax	263	217	155
Other	562	483	252
	$ 2,230	$ 1,683	$ 1,325

Note 16. Condensed Financial Statements of Parent Company

Financial information pertaining only to James Monroe Bancorp, Inc. is as follows:

Condensed Balance Sheets

December 31, 2004 and 2003

(Dollars in thousands)	2004	2003
Assets		
Cash	$ –	$ 1,351
Interest bearing deposits in banks	2,442	–
Securities available for sale, at fair value	11,347	17,985
Investment in subsidiary bank	31,686	23,068
Other assets	710	771
	$ 46,185	$ 43,175
Liabilities and Stockholders' Equity		
Other liabilities	$ 5	$ 5
Trust preferred capital notes	9,279	9,279
Stockholders' equity	36,901	33,891
	$ 46,185	$ 43,175

Condensed Income Statements

For the Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands)	2004	2003	2002
Interest income	$ 660	$ 284	$ 229
Interest expense	452	323	218
Operating expense	152	102	69
Income (loss) before income tax expense (benefit) and equity in undistributed income of subsidiaries	56	(141)	(58)
Income tax expense (benefit)	38	(67)	(20)
Equity in undistributed income of subsidiaries	2,952	2,675	1,591
Net income	$ 2,970	$ 2,601	$ 1,553

Condensed Statements of Cash Flow

For the Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands)	2004	2003	2002
Cash Flows from Operating Activities			
Net income	$ 2,970	$ 2,601	$ 1,553
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in undistributed income of subsidiaries	(2,952)	(2,675)	(1,591)
(Increase) decrease in other assets	60	(294)	(184)
Increase in other liabilities	–	4	1
Net cash provided by (used in) operating activities	78	(364)	(221)
Cash Flows from Investing Activities			
Purchases of securities available for sale	(1,980)	(17,011)	(7,121)
Proceeds from calls and maturities of securities available for sale	8,595	4,901	1,249
Investment in subsidiary bank	(6,000)	(4,000)	(5,000)
(Increase) decrease in interest bearing deposits in banks	(2,442)	655	1,380
Net cash (used in) investing activities	(1,827)	(15,455)	(9,492)
Cash Flows from Financing Activities			
Proceeds from issuance of common stock	401	13,174	4,713
Proceeds from issuance of trust preferred capital notes	–	4,000	5,000
Cash paid in lieu of fractional shares	(3)	(4)	–
Net cash provided by financing activities	398	17,170	9,713
Increase (decrease) in cash and cash equivalents	(1,351)	1,351	–
Cash and Cash Equivalents, beginning of year	1,351	–	–
Cash and Cash Equivalents, end of year	$ –	$ 1,351	$ –

Note 17. Trust Preferred Capital Securities

On March 25, 2002, James Monroe Statutory Trust I, a subsidiary of the Company, was formed for the purpose of issuing redeemable trust preferred securities and purchasing the Company's junior subordinated debentures, which are its sole assets. The Company owns all of Trust I's outstanding common securities. On March 26, 2002, $5 million of the trust preferred securities were issued in a pooled underwriting totaling approximately $500 million. The securities bear interest at a rate equal to the three-month LIBOR plus 360 basis points, subject to a cap of 11% which is set and payable on a quarterly basis. During 2004, the interest rates ranged from 4.71% to 5.55%. The rate for the quarterly period beginning December 26, 2004, was 6.15%. The securities have a maturity date of March 25, 2032, and are subject to varying call provisions beginning March 26, 2007.

On July 16, 2003, James Monroe Statutory Trust II, a newly formed subsidiary of the Company, was formed for the purpose of issuing redeemable trust preferred securities and purchasing the Company's junior subordinated debentures, which are its sole assets. The Company owns all of Trust II's outstanding common securities. On July 31, 2003, $4 million of the trust preferred securities were issued in a private placement transaction. The securities bear interest at a rate equal to the three-month LIBOR plus 310 basis points, subject to a cap of 12% which is set and payable on a quarterly basis. During 2004, the interest rates ranged from 4.20% to 5.08%. The rate for the quarterly period beginning December 31, 2004, was 5.66%. The securities have a maturity date of July 31, 2033, and are subject to ranging call provisions beginning July 31, 2008.

The trust preferred securities may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier 1 capital. The portion of the securities not considered as Tier 1 capital will be included in Tier 2 capital. At December 31, 2004, all of the trust preferred securities qualified as Tier 1 capital.

The Company and the Trusts believe that, taken together, the Company's obligations under the junior subordinated debentures, the Indentures, the Trust Declarations and the Guarantees entered into in connection with the issuance of the trust preferred securities constitute a full and unconditional guarantee by the Company of the Trusts' respective obligations with respect to the trust preferred securities.

Subject to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related trust preferred securities.

Note 18. Common Stock Splits

On July 25, 2002, the Company issued 613,195 additional shares necessary to effect a 3-for-2 common stock split in the form of a 50% stock dividend to shareholders of record July 11, 2002. The earnings per common share for all periods prior to July 2002 have been restated to reflect the stock split.

On May 16, 2003, the Company issued 459,968 additional shares necessary to effect a 5-for-4 common stock split in the form of a 25% stock dividend to shareholders of record April 25, 2003. The earnings per common share for all periods prior to May 2003 have been restated to reflect the stock split.

On June 1, 2004, the Company issued 1,478,317 additional shares necessary to effect a 3-for-2 common stock split in the form of a 50% stock dividend to shareholders of record on May 14, 2004. The earnings per common share for all periods prior to June 2004 have been restated to reflect the stock split.

YHB
Yount, Hyde & Barbour, P.C.
Certified Public Accountants
and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Directors
James Monroe Bancorp, Inc. and Subsidiaries
Arlington, Virginia

We have audited the accompanying consolidated balance sheets of James Monroe Bancorp, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of James Monroe Bancorp, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years ended December 31, 2004, 2003 and 2002, in conformity with U.S. generally accepted accounting principles.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
January 7, 2005

50 South Cameron St.
P.O. Box 2560
Winchester, VA 22604
540-662-3417
FAX 540-662-4211

Offices located in: Winchester, Middleburg, Leesburg and Culpeper, Virginia
Member: American Institute of Certified Public Accountants / Virginia Society of Certified Public Accountants

Selected Financial Data

(Dollars in thousands except share data)	Year Ended December 31, 2004	2003	2002	2001	2000
BALANCE SHEET HIGHLIGHTS:					
Total assets	$ 450,770	$ 305,651	$ 238,793	$ 126,658	$ 89,230
Total loans	249,996	169,047	121,047	86,139	50,040
Total liabilities	413,869	271,760	219,598	114,691	78,497
Total stockholders' equity	36,901	33,891	19,195	11,967	10,733
RESULTS OF OPERATIONS:					
Total interest income	$ 17,462	$ 13,026	$ 10,091	$ 7,548	$ 5,413
Total interest expense	4,833	3,618	3,609	2,918	2,177
Net interest income	12,629	9,408	6,482	4,630	3,236
Provision for loan losses	990	662	483	450	237
Other income	1,175	1,147	760	554	302
Noninterest expense	8,287	5,964	4,394	3,033	2,348
Income before taxes	4,527	3,929	2,365	1,701	953
Net income	2,970	2,601	1,553	1,112	810
PER SHARE DATA[1]:					
Earnings per share, basic	$ 0.67	$ 0.73	$ 0.50	$ 0.41	$ 0.37
Earnings per share, diluted	$ 0.64	$ 0.68	$ 0.48	$ 0.39	$ 0.36
Weighted average shares outstanding--basic	4,435,905	3,589,931	3,082,266	2,700,279	2,191,658
Weighted average shares outstanding--diluted	4,675,171	3,829,901	3,240,809	2,799,620	2,262,358
Book value (at period-end)	$ 8.30	$ 7.68	$ 5.56	$ 4.43	$ 3.98
Shares outstanding	4,445,224	4,415,703	3,451,269	2,701,314	2,696,532
PERFORMANCE RATIOS:					
Return on average assets	0.83%	0.97%	0.88%	1.02%	1.19%
Return on average equity	8.35%	11.94%	10.15%	9.65%	10.75%
Net interest margin	3.72%	3.73%	3.90%	4.56%	5.09%
Efficiency Ratio [2]	60.03%	56.50%	60.67%	58.51%	66.40%
OTHER RATIOS:					
Allowance for loan losses to total loans	1.12%	1.16%	1.15%	1.20%	1.20%
Equity to assets	8.19%	11.09%	8.04%	9.45%	12.03%
Nonperforming loans to total loans	0.14%	0.30%	0.24%	0.31%	0.00%
Net charge-offs to average loans	0.07%	0.07%	0.12%	0.03%	0.00%
Risk-Adjusted Capital Ratios:					
Tier 1	16.2%	21.9%	15.4%	11.9%	18.5%
Total	17.1%	22.9%	16.4%	13.0%	19.6%
Leverage Ratio	10.7%	14.3%	10.5%	9.5%	12.6%

[1]Information has been adjusted to reflect the 3-for-2 stock split paid on June 1, 2004, the 5-for-4 stock split paid on May 16, 2003 and the 3-for-2 stock split paid on July 25, 2002.

[2]Computed by dividing noninterest expense by the sum of net interest income on a tax equivalent basis and noninterest income, including securities gains or losses and gains or losses on the sale of loans. This is a non-GAAP financial measure, which we believe provides investors with important information regarding our operational efficiency. Comparison of our efficiency ratio with those of other companies may not be possible, because other companies may calculate the efficiency ratio differently.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Management's Discussion and Analysis and other portions of this report contain forward looking statements within the meaning of the Securities Exchange Act of 1934, as amended, including statements of goals, intentions, and expectations as to future trends, plans, events or results of Company operations and policies and regarding general economic conditions. In some cases, forward looking statements can be identified by use of such words as "may," "will," "anticipate," "believes," "expects," "plans," "estimates," "potential," "continue," "should," and similar words or phases. These statements are based upon current and anticipated economic conditions, nationally and in the Company's market, interest rates and interest rate policies, competitive factors, government agencies and other third parties, which by their nature are not susceptible to accurate forecast, and are subject to significant uncertainty. Because of these uncertainties and the assumptions on which this discussion and the forward looking statements are based, actual future operations and results in the future may differ materially from those indicated herein. Readers are cautioned against placing undue reliance on any such forward looking statement.

Introduction

This Management's Discussion and Analysis reviews the financial condition and results of operations of the Company and its subsidiaries as of and for the years ended December 31, 2004, 2003 and 2002. Some tables cover more than these periods to comply with Securities and Exchange Commission disclosure requirements or to illustrate trends over a period of time. When reading this discussion, reference should be made to the consolidated financial statements and related notes that appear herein and to our consolidated financial statements and footnotes thereto for the year ended December 31, 2004.

Critical Accounting Policies

There were no changes to the Company's critical accounting policies in the fourth quarter of 2004. Critical accounting policies are those applications of accounting principles or practices that require considerable judgment, estimation, or sensitivity analysis by management. In the financial service industry, examples, albeit not an all inclusive list, of disclosures that may fall within this definition are the determination of the adequacy of the allowance for loan losses, valuation of mortgage servicing rights, valuation of derivatives or securities without a readily determinable market value, and the valuation of the fair value of intangibles and goodwill. Except for the determination of the adequacy of the allowance for loan losses, the Company does not believe there are other practices or policies that require significant sensitivity analysis, judgments, or estimations.

Allowance for Loan Losses. The Company has developed a methodology to determine, on a quarterly basis, an allowance to absorb probable loan losses inherent in the portfolio based on evaluations of the collectibility of loans, historical loss experience, peer bank loss experience, delinquency trends, economic conditions, portfolio composition, and specific loss estimates for loans considered substandard or doubtful. All commercial and commercial real estate loans that exhibit probable or observed credit weaknesses are subject to individual review. If necessary, reserves would be allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral and other sources of cash flow. Any reserves for impaired loans are measured based on the present rate or fair value of the underlying collateral. The Company evaluates the collectibility of both principal and interest when assessing the need for a loss accrual. A composite allowance factor that considers the Company's and other peer bank loss experience ratios, delinquency trends, economic conditions, and portfolio composition are applied to the total of commercial and commercial real estate loans not specifically evaluated. A percentage of this composite allowance factor is also applied to the aggregate of unused commercial lines of credit which the Company has an obligation to honor but where the borrower has not elected to draw on their lines of credit.

Homogeneous loans, such as consumer installment, residential mortgage loans, home equity loans, and smaller consumer loans are not individually risk graded. Reserves are established for each homogeneous pool of loans based on the expected net charge offs from a current trend in delinquencies, losses or historical experience and general economic conditions. The Company has no material delinquencies in these types of loans, and has not, since inception, had a trend or an indication of a trend that would guide the Company in expected material losses in these types of homogeneous pools of loans.

The Company's allowance for loan losses is determined based upon a methodology developed by management as described above and is approved by the board of directors each quarter.

Company highlights since December 31, 2003 are:

- Average assets grew $91.5 million (34%).
- Average loans grew $63.3 million (44%).
- Average deposits grew $72.4 million (30%).
- Net interest margin was 3.72% for the full year 2004 compared to 3.73% for the full year 2003.
- Asset quality remained strong as nonperforming assets decreased $161 thousand to $349 thousand. The allowance for loan losses totaled 1.12% of total loans outstanding at December 31, 2004.
- The Company ended the year with excellent liquidity and adequate capital to support further growth.
- The Company opened a sixth banking office in Chantilly, Virginia on July 26, 2004. In addition to the branch site, the Company leased 7,000 square feet of space on the second floor of the branch building to accommodate expanding administrative, operational support and mortgage services departments. The move into the new operations space was accomplished on July 10, enabling the Bank to maintain its focus on excellent customer service while continuing to grow at a rapid rate.
- The Company opened a seventh banking office in Manassas, Virginia on September 27, 2004. The Bank has hired three lenders who have spent a significant part of their banking careers working in the Manassas market.
- The Company's expansion into the Chantilly and Manassas markets, along with the opening of the new operations center, are growth oriented initiatives taken after additional capital was raised in the fourth quarter of 2003. While these pro-active initiatives have increased operating expenses, as evidenced by the rise in the Bank's efficiency ratio to 60% for the full year 2004, the Company's focus remains on a long term strategy of expanding our franchise throughout the Northern Virginia market.
- The Company effected a three-for-two stock split for shareholders of record on May 14, 2004, paid on June 1, 2004.

Balance Sheet

Year Ended December 31, 2004 vs. Year Ended December 31, 2003. Total assets increased by $144.8 million from December 31, 2003 to December 31, 2004, ending the period at $450.8 million. During this period, the Company emphasized the importance of becoming the primary banker for our customers with the goal of providing both lending and deposit services. These efforts resulted in deposit growth of $148.9 million and loan growth of $80.9 million. The securities portfolio grew during the year by $24.5 million, ending the period at $146.8 million. The Company's liquidity position improved by $42.6 million as overnight investments totaled $35.8 million at year end. Stockholders' equity increased $3.0 million as a result of the $2.967 million of earnings retention for the year 2004, and $401,000 in proceeds from the issuance of shares upon the exercise of options and the sale of shares in the Company's KSOP plan, offset by a $358,000 decrease in the unrealized gains on securities available for sale.

Year Ended December31, 2003 vs. Year Ended December 31, 2002. Total assets increased by $66.9 million from December 31, 2002 to December 31, 2003, ending the period at $305.7 million. The increase in assets was funded by deposit growth of $41.2 million, issuance of common stock of $12.8 million, $5 million in proceeds from the issuance of trust preferred capital notes and $6.9 million in short term borrowings. These funding mechanisms enabled the Company to fund an increase in loans of $47.4 million and the addition of $46.3 million to the securities portfolio. To minimize exposure to historically low short-term interest rates the Company became a net purchaser of overnight funds during the fourth quarter of 2003. Stockholders' equity increased $14.7 million as a result of the $2.601 million of earnings retention for the year 2003, the $12.8 million, net of commissions and expenses, from the sale of common stock in the public offering, and $370 thousand from the exercise of options and sale of shares in the Company's KSOP plan, offset by a $1.0 million decrease in the unrealized gains on securities available for sale.

Results of Operations

For the year ended December 31, 2004, the Company earned $2.970 million, or $.67 per basic share and $.64 per diluted share, compared with $2.601 million, or $.73 per basic share and $.68 per diluted share, for the year ended December 31, 2003 and $1.553 million, or $.50 per basic share and $.48 per diluted share, for the year ended December 31, 2002. The comparable earnings per share are impacted by the 600,000 shares issued in November 2003, coupled with the 3-for-2 stock split this year, resulting in approximately 850,000 more shares outstanding in computing 2004 earnings per share. Return on average assets was .83% and return on average equity was 8.35% for the year ended December 31, 2004 compared to a .97% return on average assets and 11.94% return on average equity for the year ended December 31, 2003 and a .88% return on average assets and a 10.15% return on average equity for the year ended December 31, 2002.

During 2004, the Company continued to focus on managing its net interest margin, especially in light of the low interest rate environment. Beginning in 2001 through June 2003, the Federal Reserve reduced the federal funds target rate an aggregate of 550 basis points. These dramatic reductions over a relatively short period continued to impact the loan and investment portfolios in 2003 and 2004, as loans repriced on a delayed basis or renewed at lower interest rates, and as investment securities matured or were called, and were reinvested at lower rates. This was partially offset by continued repricing upon renewal of certificates of deposit. While the Federal Reserve began to reverse the rate reductions, through a series of five increases aggregating 125 basis points, beginning on June 30, 2004, and continuing in August, September, November and December 2004, the rate reductions and continuing low rate environment has resulted in a reduction in the net interest margin throughout the period, from 5.09% in 2000 to 4.56% in 2001 to 3.90% in 2002 to 3.73% in 2003 to 3.72 in 2004. Despite these reductions, the Company's practice of managing its interest rate risk process has mitigated the negative effect of such a severely declining and low rate environment. The Company expects that continued increases in the federal funds target rate will contribute to an increased margin as earning assets reprice, while repricing of deposits lags. However, as discussed further under "Liquidity and Interest Rate Sensitivity Management," as a result of competitive factors, market conditions, customer preferences and other factors, the Company may not be able to benefit from further increases in market interest rates.

Although the Company has continued to grow in asset size since its inception in 1998 it has been able to control its operating efficiency. During the third and fourth quarters of 2004 the Company expanded into the Chantilly and Manassas markets and opened a new operations center. These are growth oriented initiatives taken after additional capital was raised in the fourth quarter of 2003. While these pro-active initiatives have increased operating expenses, as evidenced by the rise in the efficiency ratio to 60.0% for the year as compared to 56.5% in 2003, the Company's focus remains on a long term strategy of expanding our franchise throughout the Northern Virginia market. The efficiency ratio is a non-GAAP financial measure, which we believe provides investors with important information regarding our operational efficiency. We compute our efficiency ratio by dividing noninterest expense by the sum of net interest income on a tax equivalent basis and noninterest income, which includes securities gains or losses and gains or losses on the sale of mortgage loans. Comparison of our efficiency ratio with those of other companies may not be possible, because other companies may calculate the efficiency ratio differently.

Net Interest Income, Average Balances and Yields

Net interest income is the difference between interest and fees earned on assets and the interest paid on deposits and borrowings. Net interest income is one of the major determining factors in the Bank's performance as it is the principal source of revenue and earnings. Unlike the larger regional or mega-banks that have significant sources of fee income, community banks, such as James Monroe Bank, rely on net interest income from traditional banking activities as the primary revenue source.

Table 1 provides certain information relating to the Company's average consolidated statements of financial condition and reflects the interest income on interest earning assets and interest expense of interest bearing liabilities for the years ended December 31, 2004, 2003 and 2002 and the average yields earned and rates paid during those periods. These yields and costs are derived by dividing income or expense by the average daily balance of the related asset or liability for the periods presented. The Company did not have any tax exempt income during any of the periods presented in Table 1. Nonaccrual loans have been included in the average balances of loans receivable.

2004 vs. 2003. For the year ended December 31, 2004, net interest income increased $3.2 million, or 34.2%, to $12.6 million from the $9.4 million for the year ended December 31, 2003. This was primarily a result of the increase in the volume of interest earning assets, and partially offset by the effect of loan repricings. Total average earning assets increased by $87.2 million, or 34.5%, from 2003 to 2004. The yield on earning assets decreased by only 2 basis points from 2003, reflecting the benefit of faster growth in higher yielding loans rather than lower yielding securities and overnight investments. Average loans outstanding grew by $63.3 million, or 43.6%, during 2004. The yield on such loans decreased by 48 basis points. Average federal funds increased $2.4 million, or 12.0%, while the yield increased 53 basis points. The average balance of the security portfolio grew $21.8 million, or 25.3%, and the yield on the portfolio improved 27 basis points. Although many agency bonds were called throughout 2004 they were reinvested at favorable rates in similar instruments.

For the year ended December 31, 2004, average interest bearing liabilities increased $64.8 million or 36.8% from the prior year. Interest bearing deposits grew $59.6 million and borrowings, which includes federal funds purchased and trust preferred capital notes, increased $5.2 million. Interest expense paid on these liabilities for 2004 was $4.8 million compared with $3.6 million for 2003. The cost of funds declined 4 basis points from 2.05% during 2003 to 2.01% during 2004.

The resulting effect of the changes in interest rates between 2004 and 2003, offset by changes in the volume and mix of earning assets and interest bearing liabilities resulted in a virtually stable net interest margin of 3.72% in 2004 versus 3.73% in 2003. Management believes this stability is indicative of the Company's interest rate risk management process.

2003 vs. 2002. For the year ended December 31, 2003, net interest income increased $2.9 million, or 45.1%, to $9.4 million from the $6.5 million for the year ended December 31, 2002. This was primarily a result of the increase in the volume of interest earning assets, and partially offset by the effect of declining interest rates, loan repricing, the investment of the liquidity generated into lower yielding securities, and short-term investments. Total average earning assets increased by $86.4 million, or 52.0%, from 2002 to 2003. The yield on earning assets decreased by 92 basis points from 2002, reflecting the continued impact of reductions in interest rates over the past three years. Yields on federal funds and the securities portfolio decreased by 56 and 130 basis points, respectively. Average loans outstanding grew by $39.0 million, or 36.8%, during 2003. The yield on such loans decreased by 65 basis points. The securities yield reflected the most sensitivity to declining rates, while loan yields and the federal funds rate, which is the short-term liquidity yield declined, but not as significantly. In the case of the securities portfolio, many agency bonds were called in 2003 and 2002 and reinvested at the current lower market rates.

For the year ended December 31, 2003, average interest bearing liabilities increased $54.9 million or 45.3% from the prior year. Interest bearing deposits grew $51.8 million and borrowings, which includes federal funds purchased and trust preferred capital notes, increased $3.1 million. Interest expense paid on these liabilities for 2003 was $3.6 million, the same level as 2002. The cost of funds declined 93 basis points from 2.98% during 2002 to 2.05% during 2003.

The resulting effect of the changes in interest rates between 2003 and 2002, offset by changes in the volume and mix of earning assets and interest bearing liabilities resulted in a slight decline in the interest margin of 3.73% in 2003 versus 3.90% in 2002.

TABLE 1

Average Balance Sheets, Net Interest Income and Yields/Rates

	Year Ended December 31, 2004			Year Ended December 31, 2003			Year Ended December 31, 2002		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
(Dollars in thousands)									
ASSETS									
Loans:									
Commercial	$ 54,979	$ 3,353	6.10%	$ 39,171	$ 2,501	6.38%	$ 32,732	$ 2,251	6.88%
Commercial real estate	138,877	8,715	6.28%	92,410	6,302	6.82%	60,735	4,543	7.48%
Consumer	14,585	818	5.61%	13,537	855	6.32%	12,639	963	7.62%
Total Loans	208,441	12,886	6.18%	145,118	9,658	6.66%	106,106	7,757	7.31%
Taxable securities	108,004	4,196	3.89%	86,213	3,118	3.62%	41,924	2,062	4.92%
Mortgage loans held for sale	881	49	5.56%	1,230	60	4.88%	–	–	0.00%
Federal funds sold and cash equivalents	22,353	331	1.48%	19,955	190	0.95%	18,071	272	1.51%
TOTAL EARNING ASSETS	339,679	17,462	5.14%	252,516	13,026	5.16%	166,101	10,091	6.08%
Less allowance for loan losses	(2,319)			(1,643)			(1,257)		
Cash and due from banks	16,698			13,671			9,441		
Premises and equipment, net	2,075			1,392			1,289		
Other assets	3,362			1,890			994		
TOTAL ASSETS	$ 359,495			$ 267,826			$ 176,568		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing deposits:									
Interest-bearing demand deposits	$ 12,692	$ 85	0.67%	$ 10,919	$ 88	0.81%	$ 5,739	$ 61	1.06%
Money market deposit accounts	158,653	2,958	1.86%	113,802	2,064	1.81%	69,037	1,750	2.53%
Savings accounts	3,665	46	1.26%	1,954	26	1.33%	1,240	22	1.77%
Time deposits	53,821	1,256	2.33%	42,543	1,115	2.62%	41,381	1,558	3.77%
Total interest-bearing deposits	228,831	4,345	1.90%	169,218	3,293	1.95%	117,397	3,391	2.89%
Borrowings:									
Trust preferred capital notes	9,279	452	4.87%	6,688	323	4.83%	3,849	218	5.66%
Other borrowed funds	2,781	36	1.29%	216	2	0.93%	–	–	0.00%
Total borrowings	12,060	488	4.05%	6,904	325	4.71%	3,849	218	5.66%
TOTAL INTEREST-BEARING LIABILITIES	240,891	4,833	2.01%	176,122	3,618	2.05%	121,246	3,609	2.98%
Net interest income and net yield on interest earning assets		$ 12,629	3.72%		$ 9,408	3.73%		$ 6,482	3.90%
Noninterest-bearing demand deposits	81,961			69,124			39,554		
Other liabilities	1,067			798			474		
Stockholders' equity	35,576			21,782			15,294		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 359,495			$ 267,826			$ 176,568		

Table 2 shows the composition of the net change in net interest income for the periods indicated, as allocated between the change in net interest income due to changes in the volume of average earning assets and interest bearing liabilities, and the changes in net interest income due to changes in interest rates. As the table shows, the increase in net interest income of $3.2 million for the year ended December 31, 2004, as compared to the twelve months ended December 31, 2003, is due to the growth in the volume of earning assets and interest bearing liabilities. While the decrease in interest rates has, to date, affected total interest income, and to a lesser extent, total interest expense, management has controlled its exposure to changes in interest rates such that the negative effect of the decline in interest rates and the decline in loan yields, as adjustable rate loans have repriced downward over the past several years, resulted in a modest $501,000 reduction of net interest income, whereas the growth in earning assets and deposits resulted in an increase of $3.7 million to net interest income. Interest income over the past year increased $4.4 million. As shown in the table, $5.0 million of this increase is the result of the Company's strong growth in earning assets, particularly in loans, while changes in rates resulted in a $572,000 reduction in interest income. Interest expense during this comparable period increased $1.2 million or 33.6%, from $3.6 million in interest expense in 2003 to $4.8 million in interest expense in 2004. Of this increase, $1.3 million is due to growth in interest bearing liabilities, and $71,000 is attributable to declining rates.

Similar to changes in 2004, the increase in net interest income of $2.9 million for the year ended December 31, 2003 as compared to the twelve months ended December 31, 2002 is due to the growth in the volume of earning assets and interest bearing liabilities. Of this increase, $3.7 million is attributable to strong growth in earning assets and interest bearing liabilities, whereas, declining rates resulted in a $774,000 reduction in net interest income. Interest income increased $2.9 million from $10.1 million in 2002 to $13.0 million in 2003. Of this increase, $5.1 million is the result of growth in earning assets whereas $2.2 million is attributable to declining interest rates. Interest expense was virtually the same in 2003 as in 2002 at $3.6 million; however, increased balances of $55.0 million resulted in an increase in interest expense of $1.4 million while at the same time management of interest rates paid on these liabilities reduced interest expense by a similar amount.

TABLE 2

	December 31, 2004 vs. 2003			December 31, 2003 vs. 2002		
	Increase or	Due to Change in Average		Increase or	Due to Change in Average	
(Dollars in thousands)	(Decrease)	Volume	Rate	(Decrease)	Volume	Rate
Earning Assets:						
Loans	$ 3,228	$ 4,214	$ (986)	$ 1,901	$ 2,852	$ (951)
Mortgage loans	(11)	(17)	6	60	60	–
Taxable securities	1,085	788	297	1,056	2,178	(1,122)
Federal funds sold and cash equivalents	134	23	111	(82)	28	(110)
Total interest income	4,436	5,008	(572)	2,935	5,118	(2,183)
Interest Bearing Liabilities:						
Interest bearing demand deposits	(3)	14	(17)	27	55	(28)
Money market deposit accounts	894	813	81	314	1,135	(821)
Savings deposits	20	23	(3)	4	13	(9)
Time deposits	141	296	(155)	(443)	44	(487)
Trust preferred capital notes	127	116	11	105	169	(64)
Other borrowed funds	36	24	12	2	2	–
Total interest expense	1,215	1,286	(71)	9	1,418	(1,409)
Net interest income	$ 3,221	$ 3,722	$ (501)	$ 2,926	$ 3,700	$ (774)

Provision and Allowance for Loan Losses

The provision for loan losses is based upon a methodology that includes among other factors, a specific evaluation of commercial and commercial real estate loans that are considered special mention, substandard or doubtful. All other loans are then categorized in pools of loans with common characteristics. A potential loss factor is applied to these loans which considers the historical charge off history of the Company and its peer group, trends in delinquencies and loan grading, current economic conditions, and factors that include the composition of the Company's loan portfolio. At December 31, 2004, the Company had impaired loans on nonaccrual status totaling $349,000. The Company had no other loans over 90 days past due and had no other loans on nonaccrual status as of December 31, 2004. The provision for loan losses increased primarily due to reserves required on new loans. See Note 3 to the audited consolidated financial statements for additional information regarding the Company's asset quality and allowance for loan losses.

A methodology established in 2003 determining an appropriate allowance for loan losses was approved by the Audit Committee and the Board of Directors. The quarterly provision is approved by the Board. The methodology is reevaluated on a quarterly basis. Pending the development of a negative trend with respect to past due loans or charge offs or significant changes in economic conditions, the Company continues to maintain an allowance it believes is adequate.

As reflected in Table 4 below, the allowance is allocated among the various categories of loans based upon the methodology described herein.

TABLE 3

The following table presents the activity in the allowance for loan losses for the years ended December 31, 2000 through 2004.

	December 31,				
(Dollars in thousands)	2004	2003	2002	2001	2000
Balance, January 1	$ 1,955	$ 1,390	$ 1,030	$ 600	$ 363
Provision for loan losses	990	662	483	450	237
Loan charge-offs:					
Commercial	(135)	(71)	(122)	(5)	–
Consumer	(21)	(41)	(4)	(15)	–
Total charge-offs	(156)	(112)	(126)	(20)	–
Loan recoveries:					
Commercial	–	15	–	–	–
Consumer	1	–	3	–	–
Net charge-offs	*(155)*	*(97)*	*(123)*	*(20)*	–
Balance, December 31	$ 2,790	$ 1,955	$ 1,390	$ 1,030	$ 600
Ratio of net charge-offs during the period to average loans outstanding	0.07%	0.07%	0.12%	0.03%	0.00%

TABLE 4

The following table shows the allocation of the allowance for loan losses at the dates indicated. The allocation of portions of the allowance to specific categories of loans is not intended to be indicative of future losses, and does not restrict the use of the allowance to absorb losses in any category of loans. See Note 3 to the audited consolidated financial statements included in this report for additional information regarding the allowance for loan losses and nonperforming assets.

	December 31,									
	2004		2003		2002		2001		2000	
(Dollars in thousands)	Amount	Percent of total loans	Amount	Percent of total loans	Amount	Percent of total loans	Amount	Percent of total loans	Amount	Percent of total loans
Construction loans	$ 299	14.1%	$ 50	10.7%	$ 35	10.0%	$ 78	10.9%	$ 53	8.9%
Commercial loans	553	13.1%	984	14.7%	765	23.0%	281	27.3%	202	33.7%
Commercial real estate loans	1,868	67.0%	823	67.0%	504	58.1%	528	51.3%	250	41.5%
Real estate 1-4 family residental loans	20	0.6%	4	2.2%	6	1.7%	40	3.9%	50	8.3%
Home equity loans	17	2.2%	9	1.9%	8	2.0%	19	1.8%	–	1.1%
Consumer loans	33	3.0%	85	3.4%	72	5.2%	84	4.8%	45	6.5%
Balance End of Period	$ 2,790	100.0%	$ 1,955	100.0%	$ 1,390	100.0%	$ 1,030	100.0%	$ 600	100.0%

TABLE 5

The following table shows the amounts of non-performing assets at the dates indicated.

	December 31,				
(Dollars in Thousands)	2004	2003	2002	2001	2000
Nonaccrual loans excluded from impaired loans:					
Commercial	$ –	$ 150	$ 22	$ –	$ –
Consumer	–	36	34	–	–
Accruing loans- past due 90 days or more:					
Commercial	–	–	–	266	39
Impaired loans:					
Commercial	349	324	240	–	–
Total non-performing assets	$ 349	$ 510	$ 296	$ 266	$ 39

At December 31, 2004, there were no performing loans considered potential problem loans, defined as loans which are not included in the past due, nonaccrual or restructured categories, but for which known information about possible credit problems causes management to have serious doubts as to the ability of the borrowers to comply with the present loan repayment terms. It is the Company's policy to apply all payments received on nonaccrual loans to principal until the balance has been satisfied or the loan returns to accrual status. During 2003, approximately $23,000 in gross interest income would have been recorded on nonaccrual and impaired loans had the loans been accruing interest throughout the period.

Loans

The loan portfolio is the largest component of earning assets and accounts for the greatest portion of total interest income. At December 31, 2004, total loans were $250.0 million, a 47.9% increase from the $169.0 million in loans outstanding at December 31, 2003. Total loans at December 31, 2003 represented a 39.7% increase from the $121.0 million of loans at December 31, 2002. In general, loans are internally generated with the exception of a small percentage of participation loans purchased from other local community banks. Lending activity is largely confined to our market of Northern Virginia. We do not engage in highly leveraged transactions or foreign lending activities.

Loans in the commercial category, as well as commercial real estate mortgages, consist primarily of short-term (five year or less final maturity) and/or floating or adjustable rate commercial loans made to small to medium-sized companies. We do not have any agricultural loans in the portfolio. There are no substantial loan concentrations to any one industry or to any one borrower.

Virtually all of the Company's commercial real estate mortgage and development loans, which account for approximately 67% of our total loans at December 31, 2004, relate to property in the Northern Virginia market. As such, they are subject to risks relating to the general economic conditions in that market, and the market for real estate in particular. While the region has experienced some decline in economic activity during 2002 and 2003, the local real estate market remains generally strong, and the Company attempts to mitigate risk though careful underwriting, including primary reliance on the borrower's financial capacity and ability to repay without resort to the property, and lends primarily with respect to properties occupied or managed by the owner.

The Company's 1-4 family residential real estate loans are generally not the typical purchase money first mortgage loan or refinancing, but are loans made for other purposes and the collateral obtained is a first deed of trust on the residential property of the borrower. The underlying loan would have a final maturity much shorter than the typical first mortgage and may be a variable or fixed rate loan. As reflected in Table 6, 34% of the Company's loans are fixed rate loans and 84% of the Company's loans reprice or have a maturity date that falls within five-years.

Consumer loans consist primarily of secured installment credits to individuals, residential construction loans secured by a first deed of trust, home equity loans, or home improvement loans. The consumer portfolio, which includes consumer loans, home equity loans, and 1-4 family residential loans, represents 5.8% of the loan portfolio at December 31, 2004, as compared to 7.5% at December 31, 2003 and 8.9% at December 31, 2002.

TABLE 6

Table 6 shows the maturities of the loan portfolio and the sensitivity of loans to interest rate fluctuations at December 31, 2004. Maturities are based on the earlier of contractual maturity or repricing date. Demand loans, loans with no contractual maturity and overdrafts are represented in one year or less.

	December 31, 2004			
(Dollars in thousands)	Within One Year	After One Year Through Five Years	After Five Years	Total
Construction loans	$ 32,092	$ 2,104	$ 970	$ 35,166
Commercial loans	26,986	5,641	155	32,782
Commercial real estate loans	52,096	79,690	35,910	167,696
Real estate 1-4 family residential	308	680	571	1,559
Home equity loans	1,232	1,721	2,447	5,400
Consumer loans	5,495	1,795	-	7,290
Deposit overdrafts	103	-	-	103
Total	$ 118,312	$ 91,631	$ 40,053	$ 249,996

(Dollars in thousands)	Within One Year	After One Year Through Five Years	After Five Years	Total
Fixed rate	$ 32,302	$ 41,250	$ 11,260	$ 84,812
Variable/Adjustable rate	86,010	50,381	28,793	165,184
Total	$ 118,312	$ 91,631	$ 40,053	$ 249,996

At December 31, 2004, the aggregate amount of loans due after one year which have fixed rates was approximately $52.5 million, and the amount with variable or adjustable rates was approximately $79.2 million.

TABLE 7

The following table presents the composition of the loan portfolio by type of loan at the dates indicated.

	December 31,				
(Dollars in thousands)	2004	2003	2002	2001	2000
Construction loans	$ 35,166	$ 18,130	$ 12,160	$ 9,408	$ 4,429
Commercial loans	32,782	24,885	27,862	23,478	16,842
Commercial real estate loans	167,696	113,316	70,318	44,192	20,783
Real estate-1-4 family residential	1,559	3,801	2,069	3,363	4,165
Home equity loans	5,400	3,193	2,390	1,554	546
Consumer loans	7,290	5,691	6,088	4,025	3,275
Overdrafts	103	31	160	119	-
Total	249,996	169,047	121,047	86,139	50,040
Less allowance for loan losses	(2,790)	(1,955)	(1,390)	(1,030)	(600)
Total Net Loans	$ 247,206	$ 167,092	$ 119,657	$ 85,109	$ 49,440

Investment Securities

The carrying value (fair value) of the Company's securities portfolio increased $24.5 million to $146.8 million at December 31, 2004 from $122.3 million at December 31, 2003. The carrying value (fair value) of the Company's securities portfolio increased $46.3 million to $122.3 million at December 31, 2003 from $76.1 million at December 31, 2002.

The Company currently, and for all periods shown, classifies its entire securities portfolio as available for sale. Increases in the portfolio have occurred whenever deposit growth has outpaced loan demand and the forecast for loan growth is such that the investment of excess liquidity in investment securities (as opposed to short term investments such as federal funds) is warranted. In general, our *investment philosophy is to acquire high quality government agency securities or high grade corporate bonds, with a maturity of five to* six years or less in the case of fixed rate securities. In the case of mortgage backed securities, the policy is to invest only in those securities whose average expected life is projected to be approximately five to six years or less. Mortgage backed securities with a maturity of ten years or more are either adjustable rate securities or the expected life of the mortgage pool is generally no more than five or six years. To the extent possible, we attempt to "ladder" the one time call dates for all our securities. The Company's investment policy is driven by its interest rate risk process and the need to minimize the effect of changing interest rates to the entire balance sheet.

TABLE 8

The following table presents detail of investment securities in our portfolio at the dates indicated.

	December 31,					
	2004		2003		2002	
(Dollars in thousands)	Balance	Percent of Portfolio	Balance	Percent of Portfolio	Balance	Percent of Portfolio
Available for Sale (at Market Value):						
U.S. Agency	$ 121,137	82.5%	$ 94,929	77.6%	$ 35,298	46.4%
Mortgage-backed securities	20,580	14.0%	16,250	13.3%	20,954	27.5%
Adjustable rate mortgage-backed securities	1,592	1.1%	3,677	3.0%	6,159	8.1%
Corporate bonds	2,148	1.5%	6,571	5.4%	13,023	17.1%
Restricted stock	1,338	0.9%	901	0.7%	629	0.8%
Total	$ 146,795	100.0%	$ 122,328	100.0%	$ 76,063	100.0%

TABLE 9

The following table provides information regarding the maturity composition of our investment portfolio, at fair value, at December 31, 2004.

Maturity of Securitie • Years to Maturity

(Dollars in thousands)	Within 1 Year		Over 1 Year through 5 Years		Over 5 Years through 10 Years		Over 10 Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for sale (fair value):										
U. S. Agency	$ 79,813	3.88%	$ 40,063	4.13%	$ 1,261	4.05%	$ –	–	$ 121,137	3.96%
Mortgage-backed securities	16	6.50%	800	4.80%	2,378	4.20%	17,386	4.84%	20,580	4.77%
Adjustable rate mortgage-backed securities	–	–	–	–	–	–	1,592	3.85%	1,592	3.85%
Corporate bonds	–	–	2,148	5.36%	–	–	–	–	2,148	5.36%
Restricted stock	–	–	–	–	–	–	1,338	5.13%	1,338	5.13%
Total debt securities Available for sale	$ 79,829	3.88%	$ 43,011	4.20%	$ 3,639	4.15%	$ 20,316	4.78%	$ 146,795	4.11%

For additional information regarding the investment portfolio, see Note 2 to the consolidated financial statements for the year ended December 31, 2004.

At December 31, 2004, *there were no issuers, other than issuers who are U.S. government agencies, whose securities owned by the* Company had an aggregate book value of more than 10% of total stockholders' equity of the Company.

Off Balance Sheet Arrangements

Credit-Related Financial Instruments. The Company is a party to credit related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance sheet instruments. At December 31, 2004 and 2003, the following financial instruments were outstanding whose contract amounts represent credit risk:

(Dollars in thousands)		2004		2003
Commitments to extend credit	$	52,461	$	25,863
Stand-by letters-of-credit	$	2,591	$	1,371

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitments amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Commercial and standby letters-of-credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters-of-credit are primarily issued to support public and private borrowing arrangements. Essentially all letters-of-credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting those commitments if deemed necessary.

With the exception of these off-balance sheet arrangements, and the Company's obligations in connection with its trust preferred securities, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources, that is material to investors. For further information, see Notes 11 and 17 to the consolidated financial statements.

Contractual Obligations

TABLE 10

The Company has entered into certain contractual obligations including long term debt, operating leases and obligations under service contracts. The following table summarizes the Company's contractual cash obligations as of December 31, 2004.

	Payments Due-By Period				
(Dollars in thousands)	Total	Less Than One Year	One To Three Years	Four To Five Years	After Five Years
Trust preferred capital notes	$ 9,279	$ –	$ –	$ –	$ 9,279
Operating leases	6,145	890	1,697	1,108	2,450
Data processing services	1,116	372	744	–	–
Total contractual cash obligations	$ 16,540	$ 1,262	$ 2,441	$ 1,108	$ 11,729

The table does not reflect deposit liabilities entered into in the ordinary course of the Company's banking business. At December 31, 2004, the Company had $239.1 million of demand and savings deposits, exclusive of interest, which have no stated maturity or payment date. The Company also had $73.1 million of time deposits, exclusive of interest, the maturity distribution of which is set forth in Note 5 to the Consolidated Financial Statements. For additional information about the Company's deposit obligations, see "Net Interest Income" and "Deposits" above. See Note 17 to the Consolidated Financial Statements for additional information regarding the trust preferred securities and related capital notes.

Liquidity and Interest Rate Sensitivity Management

The primary objectives of asset and liability management are to provide for the safety of depositor and investor funds, assure adequate liquidity, and maintain an appropriate balance between interest sensitive earning assets and interest bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of customers, who may be depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs.

We define liquidity for these purposes as the ability to raise cash quickly at a reasonable cost without principal loss. The primary liquidity measurement we utilize is called the Basic Surplus, which captures the adequacy of our access to reliable sources of cash relative to the stability of our funding mix of deposits. Accordingly, we have established borrowing facilities with other banks (Federal funds) and the Federal Home Loan Bank as sources of liquidity in addition to the deposits.

The Basic Surplus approach enables us to adequately manage liquidity from both tactical and contingency perspectives. At December 31, 2004, our Basic Surplus ratio (net access to cash and secured borrowings as a percentage of total assets) was approximately 17.2% compared to the present internal minimum guideline range of 5% to 10%.

Financial institutions utilize a number of methods to evaluate interest rate risk. Methods range from the original static gap analysis (the difference between interest sensitive assets and interest sensitive liabilities repricing during the same period, measured at a specific point in time), to running multiple simulations of potential interest rate scenarios, to rate shock analysis, to highly complicated duration analysis.

One tool that we utilize in managing our interest rate risk is the matched funding matrix. The matrix arrays repricing opportunities along a time line for both assets and liabilities. The longer term, more fixed rate sources are presented in the upper left hand corner while the shorter term, more variable rate items, are at the lower left. Similarly, uses of funds, such as assets, are arranged across the top moving from left to right.

The body of the matrix is derived by allocating the longest fixed rate funding sources to the longest fixed rate assets and shorter term variable sources to shorter term variable uses. The result is a graphical depiction of the time periods over which we expect to experience exposure to rising or falling rates. Since the scales of the liability and assets sides are identical, all numbers in the matrix would fall within the diagonal lines if we were perfectly matched across all repricing time frames. Numbers outside the diagonal lines represent two general types of mismatches: liability sensitive in time frames when numbers are to the left of the diagonal line and asset sensitive in time frames when numbers are to the right of the diagonal line.

At December 31, 2004, we were modestly liability sensitive in the short term and then we become asset sensitive out beyond two years. This is primarily caused by the assumptions used in allocating a repricing term to nonmaturity deposits—demand deposits, savings accounts, and money market deposit accounts. The actual impact due to changes in interest rates is difficult to quantify in that the administrative ability to change rates on these products is influenced by competitive market conditions in changing rate environments, prepayments of loans, customer demands, and many other factors. These products may not reprice consistently with assets such as variable rate commercial loans or other loans that immediately reprice as the prime rate changes. While the traditional gap analysis and the matched funding matrix show a general picture of our potential sensitivity to changes in interest rates, it cannot quantify the actual impact of interest rate changes.

Thus, the Company manages its exposure to possible changes in interest rates by simulation modeling or "what if" scenarios to quantify the potential financial implications of changes in interest rates. In practice, each quarter approximately 14 different "what if" scenarios are evaluated which include the following scenarios: Static Rates, Most Likely Rate Projection, Rising Rate Environment, Declining Rate Environment, Ramp Up 100bp and 200bp over 12-months, and Ramp Down 100bp and 200bp over 12-months scenarios. In addition, 8 rate shock scenarios are modeled at 50bp up and 50bp down increments but not below zero. At December 31, 2004, the following 12-month impact on net interest income is estimated to range from a positive impact of 3.8% in a rising rate scenario, to a negative impact of (0.8)% if rates decline 100 basis points from current levels. The Company believes these ranges of exposure to changes in interest rates to be well within acceptable range given a wide variety of potential rate change scenarios. This process is performed each quarter to ensure the Company is not materially at risk to possible changes in interest rates.

The following are the projected potential percentage impact on the Company's net interest income over the next 12 months for the most likely to occur scenarios, but measured against a static interest rate environment as of December 31, 2004. The Company is positioned to improve earnings if rates continue to rise. With respect to further reductions in rates, the Company would experience further negative implications on margins and earnings; however, the Company does not believe that a 200 basis point decline is realistic given the already extremely low interest rates. Thus management believes the exposure to further changes in interest rates would not have a material negative effect on the results of operations.

Static Rates	-0- %
Most Likely Rates	1.9 %
Ramp Up 100bp- 12 months	1.2 %
Ramp Up 200bp- 12 months	2.3 %
Ramp Down 100bp- 12 months	(0.8)%
Rising Rate Scenario	3.8 %
Low Rate Environment	0.9 %

TABLE 11

Match Funding Matrix James Monroe Bank

December 31, 2004
(Dollars in thousands)

	Assets>	60+ Months	37 - 60 Months	25 - 36 Months	13 - 24 Months	10 - 12 Months	7 - 9 Months	4 - 6 Months	1 - 3 Months	O/N	Total
Liabilities & Equity		84,360	70,439	56,244	47,505	26,555	17,599	13,879	23,052	110,917	450,550
60+ Months	129,827	84,360	45,467								129,827
37 - 60 Months	2,761		2,761								2,761
25 - 36 Months	5,675		5,675								5,675
13 - 24 Months	2,608		2,608								2,608
10 - 12 Months	13,360		13,360								13,360
7 - 9 Months	13,960		568	13,392							13,960
4 - 6 Months	24,455			24,455							24,455
1 - 3 Months	257,904			18,397	47,505	26,555	17,599	13,879	23,052	110,917	257,904
O/N	0										0
Total	450,550	84,360	70,439	56,244	47,505	26,555	17,599	13,879	23,052	110,917	450,550

Asset Sensitive

Liability Sensitive

Noninterest Income and Expense

Noninterest income consists primarily of service charges on deposit accounts and fees and other charges for banking services. Noninterest expense consists primarily of salary and benefit costs and occupancy and equipment expense. To date, the Company has not been required to pay any premiums for deposit insurance. To the extent that deposit premiums may become required, the Company's results of operations will be adversely affected.

TABLE 12

The categories of noninterest income that exceed 1% of operating revenue are as follows:

(Dollars in thousands)	December 31, 2004	2003	2002
Service charges on deposit accounts	$ 340	$ 290	$ 263
Cash management fee income	100	113	130
Gain on sale of securities	59	299	244
Gain on sale of mortgages	423	255	–
Other fee income	253	190	123
Total Noninterest Income	$ 1,175	$ 1,147	$ 760

The increases in noninterest income for the each period shown are the result of the continued growth of the Company and the expansion of products resulting in fee income. During the second quarter of 2003, we began originating conforming residential mortgage loans on a pre-sold basis, for sale to secondary market investors, servicing released. In addition, the Company earned cash management fees relating to off-balance sheet customer sweep accounts which had average balances of between $16 and $24 million during 2004. During 2004 and 2003, cash management fees declined primarily due to lower balances resulting from commercial customers not utilizing the product during this sustained extremely low interest rate environment.

TABLE 13

The categories of noninterest expense that exceed 1% of operating revenues are as follows:

(Dollars in thousands)	December 31, 2004	2003	2002
Salaries and benefits	$ 4,689	$ 3,240	$ 2,220
Occupancy cost, net	871	611	541
Equipment expense	497	430	308
Data processing costs	498	373	360
Advertising and public relations	229	102	123
Professional fees	178	136	168
Courier and express services	122	134	105
State franchise tax	263	217	155
Director fees	169	99	61
Compliance expense	74	–	–
Other	697	622	353
Total Noninterest Expense	$ 8,287	$ 5,964	$ 4,394

Non-interest expense increased $2.3 million or 39.0% from $6.0 million for the year ended December 31, 2003, to $8.3 million for 2004. Approximately 63% of this increase is in salary and benefit costs. In 2004 the Company added a number of commercial loan officers, processing staff, and administrative support staff to support the growth in customers and transactions being processed. The increase in occupancy cost is due to the opening of our two new branches in Chantilly and Manassas and our new operations center in Chantilly. The rise in equipment expense is attributable to additional investments in technology. Growth in other expenses is due in part to costs related to new products such as lockbox services and loans originated through the mortgage division.

Deposits and Other Borrowings

The principal sources of funds for the Bank are core deposits (demand deposits, NOW accounts, money market accounts, savings accounts and certificates of deposit less than $100,000) from the local market areas surrounding the Bank's offices. The Bank's deposit base includes transaction accounts, time and savings accounts and accounts which customers use for cash management and which provide the Bank with a source of fee income and cross-marketing opportunities as well as a low-cost source of funds. Time and savings accounts, including money market deposit accounts, also provide a relatively stable and low-cost source of funding.

TABLE 14

The following table reflects average deposits and average rates paid by category for the periods indicated.

	Year Ended December 31,					
	2004		2003		2002	
(Dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Deposits:						
Noninterest-bearing demand	$ 81,961	0.00%	$ 69,124	0.00%	$ 39,554	0.00%
Interest-bearing demand	12,692	0.67%	10,919	0.81%	5,739	1.06%
Money Market	158,653	1.86%	113,802	1.81%	69,037	2.53%
Savings	3,665	1.26%	1,954	1.32%	1,240	1.77%
Certificates of deposit of $100,000 or more	40,002	2.33%	27,954	2.62%	24,528	3.70%
Other time	13,819	2.34%	14,589	2.62%	16,853	3.86%
Total interest bearing deposits	$ 228,831	1.90%	$ 169,218	1.95%	$ 117,397	2.89%
Total Deposits	$ 310,792		$ 238,342		$ 156,951	

TABLE 15

The following table indicates the amount of certificates of deposit of $100,000 or more and less than $100,000, and their remaining maturities.

(Dollars in thousands)	3 Months or Less	4 to 6 Months	7 to 12 Months	Over 12 Months	Total
Certificates of deposit less than $100MM	$ 3,269	$ 2,763	$ 6,367	$ 1,423	$ 13,822
Certificates of deposit of $100MM or more	7,001	21,692	20,996	9,621	59,310
	$ 10,270	$ 24,45	$ 27,363	$ 11,044	$ 73,132

Capital Management

Management monitors historical and projected earnings, asset growth, as well as its liquidity and various balance sheet risks in order to determine appropriate capital levels. At December 31, 2004, stockholders' equity increased $3.0 million from the $33.9 million of equity at December 31, 2003 primarily as a result of the $2.967 million in retained earnings for 2004.

The Company has reported a steady improvement in earnings since the Bank opened on June 8, 1998. Positive earnings were reported in the ninth month of operations and have continued with $810 thousand of earnings in 2000, $1.1 million of earnings for 2001, $1.6 million of earnings for 2002, $2.6 million of earnings for 2003, and $3.0 million of earnings for 2004. One of the Company's first strategies was to restore the lost capital from the initial organization costs of $254 thousand and the accumulated earnings loss of $452 thousand for 1998. As of December 31, 2001, the earnings for 2000 and 2001 had recouped the losses and at December 31, 2002 the Company had retained earnings of approximately $2.9 million. In addition, the Company has fully utilized its net operating losses for tax purposes beginning in September 2001 and has been at a 34% effective tax rate since that date.

For information regarding our regulatory capital ratios, please refer to note 10 to the consolidated financial statements.

The ability of the Company to continue to grow is dependent on its earnings and the ability to obtain additional funds for contribution to the Bank's capital, through borrowing, the sale of additional common stock, or through the issuance of additional trust preferred securities. In the event that the Company is unable to obtain additional capital for the Bank on a timely basis, the growth of the Company and the Bank may be curtailed, and the Company and the Bank may be required to reduce their level of assets in order to maintain compliance with regulatory capital requirements. Under those circumstances net income and the rate of growth of net income may be adversely affected. The Company believes that its current capital is sufficient to meet anticipated growth, although there can be no assurance.

The Federal Reserve has revised the capital treatment of trust preferred securities, in light of recent accounting pronouncements and interpretations regarding variable interest entities, which have been read to encompass the subsidiary trusts established to issue trust preferred securities, and to which the Company issued subordinated debentures. As a result, the capital treatment of trust preferred securities has been revised to provide that in the future, such securities can be counted as Tier 1 capital at the holding company level, together with certain other restricted core capital elements, up to 25% of total capital (net of goodwill), and any excess as Tier 2 capital up to 50% of Tier 1 capital. At December 31, trust preferred securities represented 21.0% of the Company's tier 1 capital and 18.9% of its total capital. Future trust preferred issuances to increase holding company capital levels may not be available to the same extent as currently. The Company may be required to raise additional equity capital, through the sale of common stock or otherwise, sooner than it would otherwise do so.

3033 Wilson Boulevard ◦ Arlington, Virginia 22201
703-524-8100 (phone) ◦ 703-524-8101 (fax)

www.jamesmonroebank.com